Joseph A. Hall +1 212 450 4565 joseph.hall@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com

June 28, 2022

Re:	Grayscale Horizen Trust (ZEN)

Registration Statement on Form 10

Filed May 5, 2022

File No. 000-56435

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E. Washington, D.C. 20549

Att’n:	Ben Phippen

Amit Pande

Christopher Wall

Sonia Bednarowski

Ladies and Gentlemen:

On behalf of our client, Grayscale Investments, LLC, the sponsor (the “Sponsor”) of Grayscale Horizen Trust (ZEN) (the “Trust”), this letter sets forth the Sponsor’s responses to the comments provided by the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated June 13, 2022 on the registration statement on Form 10-12G (the “Registration Statement”) relating to the registration of the Trust’s shares (the “Shares”) pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Sponsor has revised the Registration Statement in response to the Staff’s comments and is submitting concurrently with this letter Amendment No. 1 to the Registration Statement, including Exhibit 99.1 (the “Information Statement”), which reflects these revisions and updates certain other information. For the Staff’s convenience, each comment is restated in italics prior to the response to such comment. All references to page numbers and captions correspond to pages and captions in the Information Statement.

Exhibit 99.1

General

1.

Please disclose as of a recent date the percentage of the total circulating supply of ZEN held by the Trust and discuss any material risks associated with the size of the Trust’s position. Please also discuss whether this percentage ownership will allow the Trust or the Sponsor to participate in or otherwise influence the development of the Horizen Network.

The Sponsor has revised the disclosure on page 4 of the Information Statement in response to the Staff’s comment.

2.	Please provide us with your analysis that ZEN is not a security under Section 2(a)(1) of the Securities Act.

In response to the Staff’s comment, the Sponsor has provided the Staff with a memorandum of counsel analyzing ZEN under the federal securities laws, which is included as Exhibit A hereto.

U.S. Securities and Exchange Commission

Overview

The Trust and the Shares, page 4

3.

Please summarize here Horizen’s selective privacy-preserving features. In addition, please revise here to include quantitative disclosure comparing the speed of the Horizen Network’s block production with the speed of the Bitcoin Network’s block production. Also disclose here that ZEN was the 116th largest crypto asset by market capitalization as of December 31, 2021 as tracked by CoinMarketCap.com. In this regard, we note your disclosure on page 24.

The Sponsor has revised the disclosure on page 4 of the Information Statement in response to the Staff’s comment.

4.

Please revise to include a discussion of the fact that ZEN has seen limited use and acceptance by the market for its primary purpose, and expand the first complete risk factor on page 14 to describe more fully the limited use and acceptance of ZEN for its primary purpose. In this regard, we note your disclosure on page 57.

The Sponsor has revised the disclosure on pages 4 and 15 of the Information Statement in response to the Staff’s comment.

Summary of Risk Factors, page 9

5.

Please revise to expand the last bullet point on page 9 to state that the Horizen Network has been the target of double-spend attacks by an actor or actors that obtained control of more than 50% of the processing power on the Horizen Network.

The Sponsor has revised the disclosure on page 10 of the Information Statement in response to the Staff’s comment.

Risk Factors

Risk Factors Related to Digital Assets

Digital asset networks face significant scaling challenges, page 15

6.	Please provide quantitative disclosure that compares the transactions per second of the Horizen Network with the Bitcoin Network.

The Sponsor has revised the disclosure on page 16 of the Information Statement in response to the Staff’s comment.

If the digital asset award for mining blocks and transaction fees, page 16

7.

Please discuss here or in a new risk factor how the rate of ZEN creation, which is halved every four years, and how the block reward, which is distributed such that 60% is distributed to miners, 10% to Secure Nodes, 10% to Super Nodes and 20% to the Foundation, could impact transaction fees or transaction times, or tell us why you believe this is not necessary.

The Sponsor respectfully submits that it does not believe changes to the rate of ZEN creation or the block reward are substantially likely to impact transaction times of ZEN transactions.

June 28, 2022	2

U.S. Securities and Exchange Commission

The Horizen Networks operates on a proof-of-work (“PoW”) consensus mechanism. PoW is designed to ensure consistent transaction times for validating a new block regardless of how many miners participate in the system. PoW accomplishes this by automatically raising or lowering the difficulty of validating a new block based on the processing power participating in the system at any given time, which ensures that the speed of validating blocks and, therefore, transaction times remain relatively constant. Any temporary impact on transaction times below the 2.5 minutes per block average caused by a reduction in participation in the Horizen Network as a result of a reduction in the block reward through the four-year halving process would similarly be remediated by lowering the difficulty of validating a new block, and as a result, the Sponsor does not believe reducing the block reward through the four-year halving process would have a material effect on the speed of validating blocks or on transaction times.

By the same mechanism, absent an upgrade to the network that fundamentally changes the throughput of the Horizen Network, the maximum number of transactions that is included in each block remains relatively constant regardless of the number of miners participating on the Horizen Network at any time.

It is possible, however, that reducing the block reward by, for example, distributing a portion of such block rewards to the Secure Nodes, Super Nodes, and the Horizen Blockchain Foundation or by a halving, may incentivize fewer miners to continue participating in the Horizen PoW consensus mechanism. In this case, while transaction times of a given block and the Horizen Network might not be affected, it is possible miners would only process transactions with higher transaction fees to compensate for the lower block rewards.

The Sponsor has revised the risk factor on page 17 of the Information Statement to clarify the impact that changes in the block reward may have on transaction fees.

A temporary or permanent “fork” could adversely affect the value of the Shares, page 17

8.

Please expand this risk factor to address Horizen’s hard fork from Zclassic, including disclosure of the price of Zclassic both before and after the fork, and Zclassic’s hard fork from Zcash, including disclosure of the price of Zcash both before and after the fork.

The Sponsor has revised the disclosure on pages 19-20 of the Information Statement in response to the Staff’s comment.

The cryptography used to enhance the privacy of transactions, page 20

9.

Please expand your discussion of the potential risks associated with Horizen’s privacy features being misused for money laundering or other illicit purposes and the effect that such activities could have on the value of Horizen and therefore on the Trust’s shares to include disclosure addressing potential criminal or civil suits or the removal of Horizen from crypto asset exchanges.

The Sponsor has revised the disclosure on page 22 of the Information Statement in response to the Staff’s comment.

Competition from the emergence or growth of other digital assets, page 24

10.	We note your disclosure on page 24 that ZEN is currently supported by fewer “regulated exchanges” than crypto assets such as Bitcoin and Ether. Please clarify what you mean by “regulated exchanges.”

The Sponsor has revised the disclosure on page 26 of the Information Statement in response to the Staff’s comment.

June 28, 2022	3

U.S. Securities and Exchange Commission

Risk Factors Related to the Trust and the Shares

The Trust Agreement includes provisions that limit shareholders’ voting rights, page 32

11.

We note your disclosure on page 32 that the derivative actions provision in the Trust Agreement does not apply to claims under the federal securities laws and the rules and regulations thereunder, but Section 7.4 of your Trust Agreement in Exhibit 4.1 is silent as to whether the provision applies to claims under the Securities Act or Exchange Act. Please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

The Sponsor has amended the Trust Agreement to state that this provision does not apply to federal securities law claims, and has filed the amendment as Exhibit 4.3 to the Registration Statement.

The Sponsor is solely responsible for determining the value of the Digital Asset Holdings, page 33

12.

We note your disclosure on page 54 that the Reference Rate Provider and the Sponsor entered into the Reference Rate License Agreement and that the Sponsor terminated its agreement with the Index Provider. If material, please disclose how the use of the Reference Rate Price impacted the Trust and investors as compared to the methodology used under the prior agreement.

The Sponsor has revised the disclosure on page 56 of the Information Statement in response to the Staff’s comment. The Sponsor confirms there was no change to the methodology used to calculate the Reference Rate Price under the Reference Rate License Agreement dated as of February 1, 2022.

Risk Factors Related to the Regulation of the Trust and the Shares

A determination that ZEN or any other digital asset is a “security”, page 35

13.

We note your disclosure on page 36 that the SEC staff has indicated that the security status of a particular digital asset can change over time as the relevant facts evolve and your disclosure on page 36 that the Sponsor acknowledges that ZEN may in the future be found by the SEC or a federal court to be a security notwithstanding the Sponsor’s conclusion that ZEN is not a security. Please revise to clarify that ZEN, based on the relevant facts as they exist today, may be a security under the federal securities laws.

The Sponsor has revised the disclosure on page 38 of the Information Statement in response to the Staff’s comment.

14.

We note your disclosure on page 37 regarding the impact of the SEC’s complaint against the promoters of XRP alleging that they raised more than $1.3 billion through XRP sales that should have been registered under the federal securities laws but were not. Please expand your discussion of the impact of the SEC’s action against the promoters of XRP to disclose that the Sponsor subsequently terminated and liquidated the Grayscale XRP Trust (XRP).

The Sponsor has revised the disclosure on page 39 of the Information Statement in response to the Staff’s comment.

Regulatory changes or actions in foreign jurisdictions, page 38

15.

We note your disclosure on page 38 that “[f]oreign laws, regulations or directives may conflict with those of the United States and may negatively impact the acceptance of one or more digital assets by users, merchants and service providers outside the United States and may therefore impede the growth or sustainability of the digital asset economy in . . . Russia . . ., or otherwise negatively affect the value of ZEN.” Please disclose whether Russia’s invasion of Ukraine has impacted the value of ZEN or the trading volume of ZEN.

The Sponsor has revised the disclosure on page 41 of the Information Statement in response to the Staff’s comment.

June 28, 2022	4

U.S. Securities and Exchange Commission

Overview of Horizen

Introduction to ZEN and the Horizen Network, page 47

16.	Please revise your disclosure here to describe the material distinctions between ZEN, Zclassic and Zcash as we note that they all use zk-SNARKs.

The Sponsor has revised the disclosure on pages 49 and 50 of the Information Statement in response to the Staff’s comment.

ZEN Value, page 51

17.

Please provide additional detail regarding the determination of the Reference Rate Price, including a discussion of the method of weighting, any adjustments made to the price, how the Reference Rate Provider evaluates the methodology or any ability either the Reference Rate Provider or the Sponsor may have to change the methodology. Please provide an illustrative example of how the Reference Rate Price is calculated.

The Sponsor has revised the disclosure on pages 55-58 of the Information Statement in response to the Staff’s comment.

18.

We note your disclosure on page 54 that the Sponsor entered into the Reference Rate License Agreement with the Reference Rate Provider on February 1, 2022 and terminated the license agreement between the Sponsor and the Index Provider. To the extent that the quantitative disclosure throughout regarding the Sponsor’s calculation of the Trust’s Digital Asset Holdings are based upon the Index Price, please explain the material differences between how the Index Price under the previous index license agreement was calculated and how the Reference Rate Price under the Reference Rate License Agreement is calculated, and please explain the rationale for changing from the Index Price to the Reference Rate Price. In addition, please define the term “Index Provider.”

The Sponsor confirms there was no change to the methodology used to calculate the Reference Rate Price under the Reference Rate License Agreement dated as of February 1, 2022. The Sponsor has revised the disclosure on page 56 of the Information Statement in response to the Staff’s comment.

19.

Please disclose whether the Reference Rate Provider is obligated under the terms of the Reference Rate License Agreement to inform the Sponsor of changes to the calculation of the Reference Rate Price, including changes to the Constituent Exchanges. Please disclose whether and how the Sponsor will inform investors of any (or any material) changes to the calculation methodology of the Reference Rate Price.

The Sponsor has revised the disclosure on page 56 of the Information Statement in response to the Staff’s comment.

20.

Please tell us whether the Reference Rate Price methodology is publicly available to investors. Please also confirm that you have provided a materially complete description of the Reference Rate Price methodology.

The Sponsor confirms that it believes it has provided a materially complete description of the Reference Rate Price methodology. The exact methodology used to calculate the Reference Rate Price is not publicly available.

June 28, 2022	5

U.S. Securities and Exchange Commission

However, the Sponsor notes that beginning in June 2022, the Reference Rate Provider has made public the CoinDesk Select Sector Indices Methodology which includes a description of the methodology used by the Reference Rate Provider to calculate the spot reference rate prices that it publishes throughout the day for a variety of digital assets. The CoinDesk Horizen Reference Rate Price is calculated using a substantially similar methodology, except that the calculation and price is produced one time per day, at 4:00 p.m., New York time, and uses a volume-weighted average price across three Constituent Exchanges over the prior 24-hour period. In contrast, the spot reference rate prices calculated pursuant to the CoinDesk Select Sector Indices Methodology is calculated every 5 seconds and uses a volume-weighted average price across three Constituent Exchanges over the prior 60-minute period.

The CoinDesk Select Sector Indices Methodology is publicly available at: https://s3.us-west-2.amazonaws.com/media.tradeblock.com/index-docs/CoinDesk+Select+Sector+Indices+Methodology.pdf

Overview of Horizen

Forms of Attack Against the Horizen Network, page 55

21.

We note your description on pages 55 and 56 of a counterfeiting vulnerability, initially discovered in Zcash, which would have, if discovered, allowed a third party to mint fake ZEN. Given that the process of creating additional ZEN involves user verification on a blockchain, please describe further the means by which ZEN could be counterfeited.

The Sponsor has revised the disclosure on pages 22 and 58 of the Information Statement in response to the Staff’s comment.

Market Participants, page 56

22.

We note your disclosure that the Trust is not a Regular Node, Secure Node or Super Node and that it “has no intention of setting up its own Secure Node or Super Node to take advantage of the block rewards provided to these nodes at this time.” Please disclose whether the Trust intends to set up a Regular Node on the Horizen Network.

The Sponsor has revised the disclosure on page 59 of the Information Statement to clarify that it also has no intentions of setting up its own Regular Node at this time.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Related Party Transactions, page 63

23.

We note your disclosure regarding a receivable recorded in September 2021 as a result of 16,375.40469036 ZEN not delivered by the Authorized Participant in exchange for shares in the Trust. Please describe here or elsewhere in the document the impact on the Trust’s financial performance, including its share price, Net Asset Value or Digital Asset Holdings per share from the non-delivery of ZEN.

The Sponsor has revised the disclosure on page 67 of the Information Statement in response to the Staff’s comment.

Principal Shareholders, page 88

24.

We note your disclosure that as of April 28, 2022, 52.43% of the Trust was held by two persons, Digital Currency Group, Inc. and Barry E. Silbert, its Chief Executive Officer. Please include risk factor disclosure of the risks that the interests of the Trust’s majority owners may conflict with those of other shareholders, particularly given the roles that their related parties have in the operation and valuation of the Trust and the fees that they receive from such activities.

June 28, 2022	6

U.S. Securities and Exchange Commission

The Sponsor has revised the disclosure on page 45 of the Information Statement in response to the Staff’s comment.

*            *             *

Please do not hesitate to contact the undersigned if you have any questions regarding the foregoing or if we may provide any additional information.

Very truly yours,

/s/ Joseph A. Hall

Joseph A. Hall

cc:	Michael Sonnenshein
Chief Executive Officer
Grayscale Investments, LLC

June 28, 2022	7

Exhibit A

New York Northern California Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

MEMORANDUM

Date:	August 11, 2021

To:	Michael Sonnenshein Craig Salm Grayscale Investments, LLC

From:	Joseph A. Hall Zachary J. Zweihorn Ryan Johansen

Re:	Status of Horizen (ZEN) Under the Federal Securities Laws

I.	Background of this Memorandum

This memorandum analyzes a digital asset known as ZEN under the U.S. federal securities laws in connection with the establishment by Grayscale Investments, LLC (the “Sponsor”) of an investment vehicle the assets of which would be composed of ZEN (the “Trust”).1

Subject to the qualifications and assumptions included herein, the memorandum concludes that though characteristics of ZEN may overlap with features of assets that have been determined to be securities under the federal securities laws, while not free from doubt, there are arguments that the Sponsor could make that ZEN does not exhibit each of the characteristics necessary to conclude that ZEN is a security for these purposes, and should be viewed similarly to other digital assets that the staff has already suggested are not securities. Accordingly, if ZEN is not a security for purposes of the federal securities laws, the Trust should not be an investment company under the Investment Company Act.

As we have discussed, the reasonableness of the Sponsor’s position on ZEN’s status as a security is not a factor in the determination of whether ZEN is, in fact, a security. As with many tradable digital assets, there continues to be substantial uncertainty over whether the SEC or a court would conclude that ZEN is a security, and further developments in SEC enforcement practice and caselaw are likely to have a significant impact on the views expressed in this memorandum, whether or not the status of ZEN itself is adjudicated. Because the value of shares

[1]

We understand that this memorandum may be provided by the Sponsor to Canaccord Genuity, Inc. and/or OTC Markets Group, Inc. in connection with a determination by either party, as applicable, of whether the requirements of Exchange Act Rule 15c2-11 have been satisfied such that either party, as applicable, may initiate public quotations of shares of the Trust on the markets of OTC Markets Group, Inc.

August 11, 2021

of the Trust could be adversely affected by such developments, even if neither the SEC nor the courts find ZEN itself to be a security, the offering documentation for the Trust should continue to have appropriate risk-factor disclosure to ensure that investors are aware of this risk. Also as we have discussed, should ZEN be found to be a security, the Sponsor and its control persons could also be found to have participated in an illegal offering of securities of an unregistered investment company, notwithstanding the reasonableness of the Sponsor’s initial position.

II.	The Howey Test

The Commission concluded in its July 2017 report2 pursuant to Section 21(a) of the Exchange Act analyzing digital assets distributed by The DAO and in subsequent enforcement actions3 that some digital assets may be securities under the test for an “investment contract” originally announced by the Supreme Court in SEC v. W.J. Howey Co.4 Because ZEN does not possess features of traditional categories of securities (e.g., a “stock” or a “note”), the Sponsor has relied upon the Howey framework, and taken into consideration the staff’s views reflected in the Digital Asset Framework, for considering whether ZEN is an investment contract and thus a security.

Howey defines an “investment contract” as a contract or scheme that involves each of the following features: (i) an investment of money5 (ii) in a common enterprise6 (iii) made with a reasonable expectation of profits (iv) that is based predominantly upon the entrepreneurial or managerial efforts of the promoter or other third parties.7 The determination whether a particular digital asset fulfills this test “requires an assessment of the economic realities underlying a transaction . . . . All of the relevant facts and circumstances are considered in making that determination.”8

Though many digital assets may be securities under the Howey framework, Howey does not reach all digital assets. For example, Commission staff has informally indicated that, at this point in time, neither BTC nor ETH is a security.9 In a subsequent letter to a member of Congress, then-Chairman Clayton expressed his agreement with the staff’s analysis of the federal securities laws as applied to BTC and ETH.10

[2]	SEC, Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934: The DAO, Exchange Act Rel. No. 81207 (July 25, 2017) (the “DAO report”).
[3]

See, e.g., In re Munchee, Inc., Securities Act Rel. No. 10445 (Dec. 11, 2017) (the “Munchee order”); In re Paragon Coin, Inc., Securities Act Release No. 10574 (Nov. 16, 2018) (the “Paragon order”); In re CarrierEQ, Inc., Securities Act. Rel. No. 10575 (Nov. 16, 2018) (the “AirFox order”).

[4]	328 U.S. 293, 301 (1946).
[5]

In the Digital Asset Framework, the staff asserted that the investment-of-money prong of the Howey test is “typically satisfied . . . because the digital asset is purchased or otherwise acquired in exchange for value, whether in the form of real (or fiat) currency, another digital asset, or other type of consideration.” SEC, Strategic Hub for Innovation and Financial Technology, “Framework for “Investment Contract” Analysis of Digital Assets,” https://www.sec.gov/corpfin/framework-investment-contract-analysis-digital-assets.

[6]

The SEC “does not require vertical or horizontal commonality per se, nor does it view a ‘common enterprise’ as a distinct element of the term ‘investment contract.’” Digital Asset Framework, supra note 5 at 13 n. 10.

[7]	Howey, 328 U.S. at 301; see also Int’l Bhd. of Teamsters, Chauffeurs, Warehousemen & Helpers of Am. v. Daniel, 439 U.S. 551, 558–562 (1979); SEC v. Edwards, 540 U.S. 389, 393 (2004).
[8]	Munchee order, supra note 3, at 9 (internal quotation marks and citations omitted).
[9]

William Hinman, Director, Division of Corporation Finance, SEC, Remarks at the Yahoo Finance All Markets Summit: Digital Asset Transactions: When Howey Met Gary (Plastic) (June 14, 2018), https://www.sec.gov/news/speech/speech-hinman-061418. We discuss below, where appropriate, factors noted by Director Hinman as of particular relevance to the analysis of whether a digital asset is a security.

[10]	Jay Clayton, Chairman, SEC, Letter to The Honorable Ted Budd (March 7, 2019), https://coincenter.org/files/2019-03/clayton-token-response.pdf.

August 11, 2021

This memorandum analyzes ZEN under Howey and its progeny. This Howey analysis considers the features and terms of ZEN, the facts and circumstances surrounding its original development and distribution, its current functionality and usage, and the current role of its promoters.

III.	Facts[11]

A.	ZEN

1.	Evolution of ZEN from Bitcoin, Zcash, and Zclassic

In order to understand the functions and development of ZEN, it is necessary to trace its evolution from several predecessor networks, beginning with the Bitcoin Network. In 2009, the Bitcoin Network was launched as an open source, decentralized peer-to-peer network allowing people to exchange digital tokens of value, called bitcoin (“BTC”), that could be recorded on a public transaction ledger known as a blockchain. The first BTC were created in 2009 and the Bitcoin Network has been under active development since that time by a group of core developers. The Bitcoin Network thus established a permissionless, decentralized and trustless way for individuals to transact with each other.

In 2014, a group of scientists affiliated with several prominent Israeli and U.S. universities, including Massachusetts Institute of Technology and Johns Hopkins University, introduced the idea of a “decentralized anonymous payment scheme,” which they referred to as “Zerocash” (the “Zerocash Proposal”).12 The authors of the Zerocash Proposal noted that, although BTC had at that point gained widespread adoption, it failed to provide “even a modicum of the privacy provided by traditional payment systems.”13 To solve this problem, the authors proposed a construct based on “zero-knowledge proof of knowledge” (ZKPs) that could function on top of any ledger-based base currency (like BTC).14 The aim of zero-knowledge proofs of knowledge is to allow a person to prove to another person that a statement is true without revealing any information except the fact that the statement is true.15

In 2015, an organization called Electric Coin Company (f/k/a The Zcash Company) (“ECC”)16 launched the Zcash digital currency (“ZEC”) in order to bring the Zerocash idea to fruition.17

[11]

Throughout this section we have relied upon certain information provided to us by the Sponsor, including certain information that we understand originated with the Company or the Foundation, which we have not independently verified.

[12]	Eli Ben-Sasson et al., Zerocash: Decentralized Anonymous Payments from Bitcoin, ZEROCASH PROJECT (May 18, 2014), http://zerocash-project.org/media/pdf/zerocash-oakland2014.pdf.

[13]	Id. at 3.

[14]	Id. at 5–6.

[15]	See generally Shafi Goldwasser, Silvio Micali and Charles Rackoff, The Knowledge Complexity of Interactive Proof Systems. 18 SIAM J. ON COMPUTING 186 (Feb. 1989).

[16]	Zooko Wilcox, Funding, Incentives, and Governance, ZCASH (Feb. 1, 2016), https://z.cash/blog/funding.

[17]	Josh Swihart, Company Proposed Roadmap, ZCASH (June 26, 2018), https://z.cash/blog/zcash-company-proposed-roadmap/.

August 11, 2021

The founders of ECC (a group that included the authors of the Zerocash Proposal) were the scientists and engineers who developed the underlying scientific principles and designed the Zcash protocol.18 As contemplated in the Zerocash Proposal, ZEC was designed as a fork of the Bitcoin Network’s code and launched in a new “genesis” transaction in October 2016.19

Though all ZEC was mined, the Zcash code was designed such that, of the 21 million ZEC to be mined, 2.1 million ZEC are automatically allocated to the founders, employees and advisors of ECC, as well as to certain investors in ECC. This allocation was called the “Founders’ Reward.”20 To effect this, the Zcash code provided that for the first four years of ZEC’s existence, 80% of newly created ZEC goes to miners, while 20% of newly created ZEC is allocated to the Founders’ Reward.21 After the first four years, the Founders’ Reward would be fully paid, and 100% of newly created ZEC will go to miners.22 The result is that 10% of ZEC’s fully diluted supply was automatically distributed to holders who themselves were not responsible for its mining. Like BTC, new ZEC is created over a set interval of time23 and like BTC, the amount of new ZEC created will halve every four years, until the ultimate 21 million figure is reached.24

In October 2016, ZEC users unaffiliated with ECC decided to create a clone25 of ZEC but with the ZEC code revised to eliminate the Founders’ Reward, bringing ZEC closer to its BTC roots.26 The result was a new digital currency, called Zclassic (“ZCL”). Because ZCL began with its own genesis block, all ZCL in existence were generated through mining and received by miners.

[18]	Team, ZCASH, https://z.cash/team/ (listing as founding scientists the seven authors of the Zerocash Proposal).

[19]

Frequently Asked Questions, ZCASH, https://z.cash/support/faq/#diff-between-zcash-and-bitcoin; Daira Hopwood et al., Zcash Protocol Specification Version 2018.0-beta-33 [Overwinter + Sapling], GITHUB (Nov. 14, 2018), https://github.com/zcash/zips/blob/master/protocol/protocol.pdf; Zooko Wilcox, Zcash begins, ZCASH (Oct. 28, 2016), https://z.cash/blog/zcash-begins/.

[20]

Id. In May 2019, the Company announced that certain Founders’ Reward recipients had agreed to a revised allocation of the Founders’ Reward, due to occur in June 2019. Following this reallocation, the Founders’ Reward was allocated as follows: 9.6% to founders and vested employees, 2.2% to the Foundation, 5.75% to the Company and 2.45% for Company employee compensation. Until October 2020, 80% of newly created ZEC went to miners. Since October 2020, 100% of newly created ZEC has gone to miners. Electric Coin Company, Electric Coin Company Q2 2019 Transparency Report, ZCASH (May 14, 2019), https://z.cash/blog/electric-coin-company-q2-2019-transparency-report/.

[21]	Wilcox, Funding, Incentives, and Governance, supra note 16.

[22]	Id.

[23]	BTC are created every 10 minutes on the Bitcoin Network, ZEC are created every 2.5 minutes on the Zcash Network.

[24]	Id.

[25]

Rather than being a “hard fork” of a digital asset network, in which token owners receive a proportionate number of new tokens following the fork, clones are an entirely new blockchain with tokens that are created solely from the consensus mechanism of the given clone (e.g., mining, staking).

[26]

Rhett Creighton, Zcash Miners: Stop Paying 20% Genius Tax, DECENTRALIZE TODAY (Oct. 30, 2016), https://decentralize.today/zcash-miners-stop-paying-20-genius-tax-486d9f40884f. This became a new digital asset now known as Zclassic; see Zcash Minus Founders Reward, GITHUB, https://github.com/heyrhett/zcash-minus-founders-reward; Zclassic, GITHUB, https://github.com/z-classic/zclassic.

August 11, 2021

A group of community members who were supportive of the ZEC and ZCL improvements on Bitcoin, nonetheless believed that these networks did not properly implement the economics of their open source projects for long-run sustainability and decentralized community building. Although all of the previous projects provided incentives for some classes of decentralized actors who supported their networks, they believed that the projects did not go far enough in incentivizing decentralizing contributions.

For example, Bitcoin and ZCL allocate 100% of their block reward to miners, but did not provide any incentivize to node operators, developers or other industry participants who made the ecosystems function. Zcash divided its block reward so that 80% of its reward went to miners and 20% went to the original founders of its project as a reward for past efforts in building the ecosystem. ZenCash27 was created to structure a blockchain that its developers believed would better incentivize broad participation through an improved block reward distribution.28

Moreover, the ZenCash community believed that privacy-preserving ZKPs could have wider application beyond the financial transactions of ZEC or ZCL, such as privacy-preserving messaging and publishing29 that could prevent repressive governments from punishing individuals for engaging in free speech. While typically used for financial transactions, data entered into the ZenCash Network are arbitrary bits of content, and so could also be used to privately send messages and publish data.

In contrast to ZEC and ZCL, which were clones of their parent protocols, with new genesis blocks and all digital assets generated were through mining, ZenCash was a fork of its ZCL parent protocol. As a result, all ZenCash tokens were initially held by existing ZCL holders at the time of the fork, on a 1:1 basis. Following the ZenCash fork, all new ZenCash were produced through mining.30

At the time of launch, the ZenCash protocol was fully functional and thus could be used to (1) hold, send and receive ZEN tokens in privacy-preserving transactions, (2) mine ZEN tokens using the ZenCash protocol to record blocks of transactions, (3) operate a node to verify blocks of transactions and (4) send private messages and data to other users of the ZenCash Network. Following the initial distribution to ZCL holders, the first ZenCash tokens were mined by third parties only after the ZenCash protocol launched.

While the ZenCash Network gained traction, open-source decentralized application developers found it difficult to build on the ZenCash Network. This was because the ZenCash Network had many of the original architectural limitations found in the Bitcoin Network, primarily the inability to confirm a large volume of transactions in a near-instant manner.

[27]	ZenCash was later renamed Horizen. This memorandum refers to ZenCash or Horizen depending on the time period being described.

[28]	Id.

[29]

Robert Viglione, Rolf Versluis, and Jane Lippencott, Zen White Paper, HORIZEN (May 2017), https://whitepaper.io/document/88/zencash-whitepaper (the “Zen Whitepaper”); Versluis, ZenCash Is Launching As A Harmonious Split With ZClassic At Consensus May 23, HORIZEN (March 22, 2017), https://blog.horizen.global/zen-is-launching-as-a-harmonious-split-with-zclassic-consensus-may/

[30]	Id.

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The community decided that a scaling solution was needed and the Zen Blockchain Foundation (the “Foundation”) started to research viable scaling solutions. In 2018, the Foundation partnered with Input Output Hong Kong (IOHK) to develop a sidechain-to-mainchain architecture (“Zendoo”) that would allow any third party developer to launch his own blockchain on the ZenCash Network utilizing the mainchain’s security and infrastructure.

When implemented,31 Zendoo is expected to address the scaling issues inherited from the Bitcoin Network by adding faster and more energy efficient proof-of-stake (“PoS”) sidechains32. This is intended to permit developers build application-specific sidechains that do not have the Bitcoin Network limitation.33 As a result, the Horizen Network (rebranded from the ZenCash Network) will be comprised of two core blockchain layers:

1.	the main blockchain (the “mainchain”), which serves as the base layer for a simple peer-to-peer (P2P) digital currency protocol; and

2.	parallel sidechain blockchains, which provide for additional functionality and blockchain application features.

In this sense, the Horizen Network is a “blockchain-of-blockchains”. Both the mainchain and sidechains share a common digital currency, ZEN. On the mainchain, ZEN can be used as a P2P digital currency, like Bitcoin and Zcash, and on the sidechains, ZEN can be used as “gas” to fuel decentralized applications (dApps) and smart contracts, like Ethereum.

Currently, Horizen development is led by a global team that includes Horizen Labs Inc. (the “Company”) and the Foundation, with a combined 48 individuals working on the maintenance and development of the Horizen Network across engineering, user experience, marketing, operations, legal, finance, and business development functions.34 The activities of the Company and Foundation are discussed in further detail below.

2.	Mining and Allocation of ZEN

Like BTC, ZEN is a synthetic currency that may be transmitted over a peer-to-peer payment system, known as the Horizen Network.35 ZEN, like BTC, is mined on its mainchain through proof-of-work (“PoW”) mining.36 Like BTC, all ZEN currently in existence were created, and in

[31]

The Sponsor understands from the Foundation that Zendoo’s development is substantially complete and is now in the audit and testing phase. The Foundation anticipates that Zendoo will go live in the fourth quarter of 2021.

[32]

A sidechain is a separate blockchain that carries out transactions without recording them on the main blockchain, often referred to as the layer one chain. Sidechains are designed to free up main blockchains from having to process dozens of smaller transactions and is often intended to serve as a “scaling solution”.

[33]	Company, Horizen: A Blockchain Platform for Fully Customizable Decentralized Applications, (Oct. 2019), https://www.horizen.global/assets/files/Horizen-White-Paper.pdf/ (the “Zen Whitepaper”).
[34]

Meet Our Team - Horizen, https://horizen.io/team/ (27 individuals work for the Foundation) (last accessed Apr. 25, 2021); Meet the Team - Horizen Labs, https://horizenlabs.io/team/ (21 individuals work for the Company) (last accessed Apr. 25, 2021).

[35]	The Zen Whitepaper.
[36]	Id.

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the future can only be created, through mining (either as a result of mining ZCL prior to the ZEN fork, or mining ZEN thereafter). As with BTC, a maximum of 21 million units of ZEN will be mined over time.37 Like BTC, the computers that connect to the Horizen Network are referred to as “nodes.” However, the Horizen Network introduces two new types of nodes in addition to “standard nodes”, called “secure nodes” and “super nodes,” which are discussed further below.

Though all ZEN is mined, like ZEC, the Horizen code is designed such that, of the 21 million ZEN to be mined, roughly 16.5% of the ZEN distributed will be automatically allocated (the “Treasury Reward”) to a treasury pool (the “Treasury”) that is controlled by the Foundation on behalf of the community. To effect this, the Horizen block reward distributes 60% of newly created ZEN to miners, 10% to secure node operators, 10% to super node operators and 20% to the Treasury, which is used by the Foundation to fund development of the Horizen Network. Like BTC, new ZEN is created over a set interval of time and the amount of ZEN created will halve every four years until the ultimate 21 million figure is reached. The first halving occurred in December 2020.38 Below is the breakdown of how ZEN will ultimately be issued:

Blockheight	Miner Reward	Treasury Reward	Secure Node Reward	Super Node Reward
1 - 110000[39]	100%	0%	0%	0%
110001 - 139199	91.5%	8.5%	0%	0%
139200 - 222463	88%	12%	0%	0%
222464 - 344699	88%	8.5%	3.5%	0%
344700 - 455554	70%	10%	10%	10%
455555 - ∞[40]	60%	20%	10%	10%

3.	Transacting in ZEN

Over 60,000 vendors, services, stores and other organizations currently accept ZEN as a payment option, either through direct integration of ZEN into their platform or via third-party

[37]	Id.
[38]	Horizen, Horizen Halving - Everything You Need to Know! (Oct. 17, 2020), https://blog.horizen.io/horizen-halving-everything-you-need-to-know/.
[39]	See Horizen, Big News – Chain Split from Zclassic Now at Block 110,000, https://blog.horizen.global/big-news-chain-split-from-zclassic-now-at-block-110000/ (May 9, 2017).
[40]	Insight – Explorer, https://explorer.horizen.io/block/0000000006d5f5bc13a9372469de3d6d04be1d42f7a10f07d69d271636951027 (Block 4555555 took place on January 29, 2019 (last accessed Apr. 25, 2021).

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payment integrators like CoinPayments, PaytoMat, netcents and Now Payments.41 According to information provided by the Company to the Sponsor, as of February 2021 8,531 active merchants had received at least one payment in ZEN in the past year. Like BTC and ZEC, ZEN can be used today as a digital currency to pay for many different goods and services. Like ZEC, ZEN differs from BTC in key respects, however.42 As with the Bitcoin Network, the core function of the Horizen Network is to permit the transfer of value represented by ZEN from one participant to another. Unlike BTC and like ZEC, however, ZEN addresses are either private (i.e., “shielded”) or public.43 Transactions between ZEN users, like transactions in BTC, are recorded on a cryptographically secure public ledger that is shared by all network participants.44 Unlike transactions in BTC, however, some information about transactions between two z-addresses (for example, the addresses and transaction amount) is encrypted and not publicly visible, thus utilizing zero-knowledge proofs to make Zcash transactions on z-addresses more private than those conducted with BTC.45

Data from maintained by the Foundation and provided to the Sponsor shows that from January 1, 2018 to December 31, 2020, 13,209,755 (or nearly 73%) of ZEN transactions were private transactions. The Horizen Network also tracks ZEN held in its “Shielded Pool” (i.e., ZEN for which the identity of the holder is unknown) and ZEN held in the “Transparent Pool” (i.e., ZEN for which the identity of the holder is known). This same data shows that as of December 31, 2020, 10,566,904 ZEN (or 99.68% of total ZEN outstanding) was held in the Transparent Pool and 34,349 ZEN (or 0.32% of total ZEN outstanding) was held in the Shielded Pool.46 The high number of private transactions, notwithstanding the small fraction of ZEN held in the Shielded Pool compared to the amount in the Transparent Pool, relates to the ZEN node tracking system, where each node must send a shielded transaction every three days to be eligible for rewards. This mechanism is designed to make it more difficult to uniquely identify people that use shielded transactions, thus enhancing the privacy-preserving features of Horizen

Like ZEC, transactions on the Horizen Network are validated through a proof-of-work mining algorithm.47 There are no restrictions on who can run a validating node.48 The specific proof-of-work algorithm used for verification is called Equihash.49 Based on a generalized birthday

[41]

Horizen, Merchant Directory: Places to eat, drink, and shop using ZEN, https://www.horizen.global/merchants/; Horizen News, Horizen Listed On Anypay – ZEN Is Accepted By 200+ Retailers In The US! (Oct. 9, 2018), https://blog.horizen.global/horizen-and-anypay/.

[42]	See, e.g., Frequently Asked Questions, supra note 19 (responding to question “What are you changing from Bitcoin’s Design? What parts of the Bitcoin network remain?”).
[43]	Electric Coin Company, Technology, ZCASH, https://z.cash/technology/.
[44]

Frequently Asked Questions, supra note 19 (“Zcash enhances privacy for users by encrypting sender, amount and recipient data within single-signature transactions published to its public blockchain ledger.”).

[45]	Electric Coin Company, Technology, supra note 43.
[46]	Id.
[47]	Electric Coin Company, Mining Zcash, supra note 36.
[48]	Zcash Technology, ZCASH COMMUNITY, https://www.zcashcommunity.com/technology/ (“The Zcash client provided by Company is a complete package that will let you run a full Node.”).
[49]	Zooko Wilcox and Jack Grigg, Why Equihash?, ZCASH (Apr. 15, 2016), https://z.cash/blog/why-equihash/. The Company also may change the proof-of-work algorithm if a flaw is discovered with Equihash. Id.

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problem,50 Equihash is a memory-oriented algorithm, meaning that the amount of a mining computer’s available random access memory (“RAM”) is a determining factor for the pace of mining.51 Mining creates new blocks “while simultaneously validating transactions and securing the network.”52 As such, like BTC and ZEC, the mining community ensures the decentralization and security of the ZEN cryptocurrency.53

4.	Running Nodes: Standard Nodes, Secure Nodes and Super Nodes

As with the Bitcoin, Ethereum and Zcash networks, the Horizen Network is permissionless and therefore there are no restrictions on downloading and using the Horizen code to run a node. However, in addition to these “Standard Nodes”, the Horizen network introduced two new types of nodes, called “Secure Nodes” and “Super Nodes.” Nodes on the Horizen Network differ in terms of the functionality they provide to the Horizen Network as well as required specifications to ensure they can provide such functionality. By requiring nodes to maintain a basic standard of security and performance, the Horizen Network seeks to be more distributed, resilient, and secure.54 Any user who runs a node on the Horizen Network will be a Standard Node by default. The following table illustrates the key differences between these nodes.

Node Type	Functionality	Specification
Standard Node	Like BTC and ZEC, Standard Nodes are responsible for helping the Horizen Network run efficiently and remain resilient to attack by maintaining a full copy of the Horizen Blockchain.	None

Secure Node [55]	Same as Standard Nodes.	Security: A valid, non-expired and maintained TLS certificate from a trusted Certificate Authority.

[50]

For more on the generalized birthday problem and its applications in cryptography, see generally David Wagner, A Generalized Birthday Problem (2002), https://pdfs.semanticscholar.org/3ce6/544a379e240be41a9ddb8c52597ac5e48e8b.pdf/.

[51]	Wilcox and Grigg, Why Equihash?, supra note 49.
[52]

Mining, ZCASH, supra note 36 (“Like most cryptocurrencies, Zcash relies on miners to add transactions to the blockchain. While all nodes in the Zcash network contribute to confirming the validity of transactions, it is the miners which take on the heavy lifting to secure the network.”); ZEC—Zcash, https://cryptoscores.org/coin-index/zcash-zec/, CRYPTOSCORES.

[53]

Campbell, Zcash Strategy Update, November 2018, ZCASH (last updated Nov. 16, 2018), https://z.cash/blog/zcash-strategy-update-november-2018/ (“Zcash is an open source, permissionless cryptocurrency. Anybody can run a Zcash node and participate in the network.”).

[54]	Rolf Versluis, “Zencash is launching as a harmonious split,” MEDIUM (Mar. 2017), https://medium.com/horizen/zencash-is-launching-as-a-harmonious-split-with-zclassic-at-consensus-may-23-23c1043eab38.
[55]	Horizen Secure Nodes, HORIZEN, https://www.horizen.global/securenodes/.

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Node Type	Functionality	Specification
Additionally, ensures all network communications between nodes are encrypted. This adds an additional layer of privacy-preservation at the application layer (as opposed to protocol layer) that is not present in Zcash.

Stake: Holding 42 ZEN in a transparent address (t-address).

Processor: Minimum requirements to meet a computational challenge run on a server

Memory: Minimum requirements to meet a computational challenge run on a server

Storage: None

Daily uptime: 92%

Super Node[56]	Same as Secure Nodes Additionally, will support sidechains

Security: Same as Secure.

Stake: Holding 500 ZEN in a transparent address (t-address).

Processor: Multiple CPU cores to achieve less than 100 second challenge times

Memory: 8GB or more

Storage: 100 GB or more

Daily uptime: 96%

Horizen has one of the largest node networks out of any digital asset, and in fact has a larger node network than Bitcoin57 and one comparable in size to Ethereum.58 Based on information provided by the Company to the Sponsor, there are more than 20,000 unique individuals operating 41,163 Secure Nodes and 4,088 Super Nodes as of August 3, 2021, and there has been annual growth of 15.13% for Secure Nodes and 16.12% for Super Nodes through 2020. In addition to the Secure Nodes and Super Nodes, there are also a large number of Standard Nodes being operated, however, the exact number of Standard Nodes is not easily tracked because Standard Nodes do not receive any portion of the block reward.

The Company operates Secure Nodes and Super Nodes for purposes of testing the Horizen

[56]	Horizen Super Nodes, HORIZEN, https://www.horizen.global/supernodes/.
[57]	365-day Charts - Bitnodes, https://bitnodes.io/dashboard/?days=365 (last accessed Apr. 25, 2021).
[58]	Clients - ethernodes.org - The Ethereum Network & Node Explorer, https://www.ethernodes.org/ (last accessed Apr. 25, 2021).

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Network to make sure the software is running properly and to generate rewards to pay for future development activities. Based on information provided by the Company to the Sponsor, as of February 26, 2021, the Company operated 1,250 Secure Nodes and 92 Super Nodes. The remainder of the nodes are, to the knowledge of the Sponsor based on information from the Company, run by persons unaffiliated with the Company or the Foundation. The makeup of nodes is important because nodes are needed to validate transactions. The more nodes a blockchain platform has distributed across a widespread and decentralized network the more secure and resilient it is to attack.

5.	Implementing Improvements

The code implementing Horizen is open-source and publicly available.59 Like Bitcoin Improvement Proposals (“BIPs”), Ethereum Improvement Proposals (“EIPs”) and Zcash Improvement Proposals (“ZIPs”), proposals for upgrades and ongoing maintenance to the Horizen protocol are called Horizen Improvement Proposals (“ZenIPs”).60 Anyone can propose a ZenIP.

Because ZEN was based on ZCL, which was based on ZEC, which in turn was based on BTC, it derives a significant amount of code from those protocols. In addition, many improvements to the Horizen code result from improvements to the BTC code and ZEC code (“upstream” developments) and as of the date of this memorandum, approximately 90% of the Horizen source code (as measured by lines of code) originated with Bitcoin, Zcash or Bitcoin-based or Zcash-based projects other than ZEN. On an ongoing basis, the Horizen Network stands to benefit from any developer contributions that improve the Bitcoin Network or Zcash Network and other digital asset networks sharing code with the Bitcoin Network or Zcash Network, because those improvements can be carried over to the Horizen code.

As with BTC, ETH and ZEC, there can be multiple implementations, also called clients, for the Horizen protocol. Clients can have slight variations but nonetheless be compatible with one another. As of the date of this memorandum, the Horizen protocol’s only implementation is called “zend.” For comparison, although the vast majority of BTC nodes run the “Bitcoin Core” client,61 which is Satoshi Nakamoto’s original implementation and currently maintained by a group of core developers (also called Bitcoin Core), there are other lesser known clients that BTC nodes are able to run.62 Similarly, the main implementation of the Zcash Network is “zcashd”.63

Control over implementing upgrades into the zend client (e.g., implementing a particular ZenIP) comes in the form of having “commit access” to zend on GitHub, where the public repository of the zend code resides.64 GitHub is the open source development platform used by software developers for version control. Only individuals with commit access can “commit”

[59]	Horizen, GITHUB (last accessed [Dec. 31, 2020]), https://github.com/ZencashOfficial.
[60]	ZenIPs, GITHUB (last accessed [Dec. 31, 2020]) https://github.com/ZencashOfficial/ZenIPs
[61]

Aaron van Wirdum, A Primer on Bitcoin Governance, or Why Developers Aren’t in Charge of the Protocol, BITCOIN MAGAZINE (Sep. 7, 2016), https://bitcoinmagazine.com/articles/a-primer-on-bitcoin-governance-or-why-developers-aren-t-in-charge-of-the-protocol-1473270427/.

[62]	Bitcoin Wiki, Clients, BITCOIN.IT, https://en.bitcoin.it/wiki/Clients.
[63]	Zcash, Zcash—Internet Money, GITHUB, https://github.com/zcash/zcash.
[64]	Horizen, GITHUB (last accessed [Dec. 12, 2018]), https://github.com/ZencashOfficial.

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code that results in new code being implemented into the client. As of the date of this memorandum, only members of the Foundation have consistent commit access to zend.65 This arrangement is the same as that of other digital assets that the staff does not believe to be securities, such as BTC and ETH, wherein an identified group of persons are the sole participants who have commit access to a GitHub repository regarded as the most widely used implementation of the digital asset’s respective client software. For example, there are five individuals who are the maintainers of Bitcoin Core and have the ability to effect changes to the Bitcoin Core codebase.66

1.	Horizen Software Upgrade History and Process

The Horizen Network was fully functional for its intended purposes at launch. The most significant upgrades are listed below.

ZEN 2.0.8: This upgrade was implemented at the inception of the Horizen Network. The purpose of this upgrade was to serve as the initial fork that included the Bitcoin and Zcash code bases with the adjusted block reward allocation to include the Horizen node system.

ZEN 2.0.15: This upgrade was proposed by the Horizen community and implemented by the Foundation in September 2018. The purpose of this upgrade was to update the protocol’s prior consensus algorithm, which was Nakamoto consensus based on the Bitcoin protocol, to create a penalty mechanism for delayed block submissions.67

ZEN 2.0.16: This upgrade was implemented by the Foundation in December 2018. The purpose of this upgrade was to improve the efficiency of private transactions and thereby increase adoption by mobile and exchange operators and other vendors.68 The upgrade also modified the block reward distribution. This upgrade was done in conjunction with the Electric Coin Company’s Sapling upgrade to the Zcash Network.69

ZEN 3.0.0: This upgrade was proposed by the Foundation and Input Output Hong Kong (IOHK), a third party blockchain development firm in 2018. The purpose of this upgrade is to implement the “Zendoo Cross-Chain Transfer Protocol”, which enables independent sidechains that are interoperable with the Horizen mainchain. It is expected to be implemented in Q4 2021.

[65]

The Foundation does, however, on occasion allow third-party contractors to perform this function on its behalf. For example, at various points each of the Company, Code Particle and InfoPulse have been granted commit access to zend.

[66]

Wladimir J. van der Laan, Bitcoinwiki.org (last accessed May 15, 2019), https://en.bitcoinwiki.org/wiki/Wladimir_van_der_Laan; Gavin Andresen, Bitcoinwiki.org (last accessed May 15, 2019), https://en.bitcoinwiki.org/wiki/Gavin_Andresen.

[67]	Company, Horizen Software Upgrade, ZEN 2.0.15 (Sep. 24, 2018), https://blog.horizen.global/zen-software-upgrade-2-0-15/.
[68]	Company, Another Successful Hardfork, ZEN 2.0.16 (Dec. 21, 2018), https://blog.horizen.global/mandatory-software-upgrades-zen-2-0-16/.
[69]	Electric Coin Company, What is Sapling?, ZCASH, https://z.cash/upgrade/sapling/.

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Resources are available to facilitate the development of new applications for the Horizen Network by people who are not associated with either the Company or the Foundation, thus facilitating the development of the Horizen Network. For example, a protocol specification, the ZenIP process, and a software development kit are all publicly available. Third-party developers are able to propose features and make changes to the zend software using a pull request on Github. Changes recommended to the zend software go through a security approval process before a change is made to reference software. Network participants may opt-in to upgrade to any updated software, or continue running prior versions of the software. Based on information provided by the Company to the Sponsor, the zend-related software has been forked on Github 135 times by users unaffiliated with the Foundation or the Company,70 and approximately 198 unaffiliated developers contributed to 10,315 commits ultimately made by the Foundation (or its delegees71) to the Horizen ecosystem.

B.	The Foundation and the Company

1.	The Foundation

a.	Establishment and Purpose

Established as a nonprofit foundation on June 20, 2017, the Foundation focuses on building and maintaining the Horizen Network. The Foundation is also intended to provide a natural locus for voluntary governance, while seeking to ensure that the Horizen Network is developed and maintained by an open and diverse community of experts and enthusiasts.

b.	The Treasury Reward

The Foundation’s most important role is allocating funds from the Treasury Reward to projects that are consistent with the goals of the project and desired by the community of ZEN stakeholders. The most common use of funds from the Treasury Reward is to hire third party contractors to complete development projects. According to the Foundation, in 2020 approximately 63% of the Treasury Reward that the Foundation used to pay third party contractors was paid to the Company for the Company’s work on such projects, with the remainder paid to other service providers.

Uses of the Treasury Reward in addition to the hiring of third party contractors include the payment of other Foundation expenses, including the payment of the salaries of Foundation team members. The Sponsor understands that in 2019 approximately 65% of the Foundation’s expense spending from the Treasury Reward went to the Company. This percentage decreased to approximately 47% in 2020, and has decreased further to approximately 21% in 2021 to date.

As a Delaware nonprofit corporation, the Foundation must use the Treasury Reward to further the Foundation’s non-profit purpose, which is to build and maintain the Horizen ecosystem. Like any nonprofit corporation, day-to-day decisions in relation the Foundation’s

[70]	There have been no forks on the chain, however, and zend remains the only implementation of the Horizen protocol.
[71]	See n. 65 supra.

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activities, including the use of the proceeds of the Treasury Reward, are made by the Foundation’s management team,72 subject to approval by the Foundation’s Board of Directors, as necessary.

The Foundation seeks to be guided in its decision making by the preferences of ZEN stakeholders, which include ZEN holders, node operators, miners and developers. To gauge the preferences of the broader ZEN community, the Foundation takes polls, holds weekly calls that are open to all community members, has active telegram and discord channels whereby the community can speak directly to Foundation team members, and gives community members ample opportunity to be educated and comment on the Foundation’s plans and activities. The Sponsor further understands that, once Zendoo goes live, the Foundation also plans to build a Treasury DAO, whereby all ZEN holders will vote on how the Treasury Reward is allocated.

c.	Other Current Activities

In addition to its role in directing the proceeds of the Treasury Reward, the Foundation periodically publishes research papers regarding enhancements to the uses of ZEN and the development of the scalability and usability of the network.73 In this role, the Foundation supports the development of ZEN by, among other things, reviewing and implementing upgrades that become part of the main implementation of the Horizen Network. As described above, this is analogous to the Bitcoin Network and Zcash Network, in which a group of core developers have ultimate control over reviewing and implementing improvement proposals into those network’s respective core clients.74

The Foundation also owns, on behalf of the Horizen community, four U.S. federal trademarks, one registration for “ZENCASH,” one registration for “ZEN” one registration for “Sphere by Horizen” and one registration for “Bringing Privacy to Life”. In addition, the Foundation has also submitted two trademark applications, one for “Horizen” and one for “Unbounded by Design.” The copyright for the code on Horizen’s GitHub is held by the individual Horizen, ZEC or BTC contributors, but such code is published under open source licensing so that anyone can copy, modify, and redistribute it.

2.	The Company

The Company was established on January 18, 2019. The Company has funded itself through the sale of conventional equity and convertible note securities in various funding rounds.75 In addition to entities affiliated with the Sponsor, outside investors have included investment firms as well as individuals. The Company does not directly receive any portion of the block reward76 and relies solely on external investment capital and revenues to fund itself.

[72]

The Sponsor understands that the President of the Foundation is Robert Viglione, who is also the Co-Founder and CEO of the Company. Likewise, the current General Counsel of the Foundation, Dean Steinbeck, also currently serves as the General Counsel of the Company.

[73]	Horizen, Whitepapers, https://www.horizen.io/research/.
[74]	Frequently Asked Questions, supra note 19.
[75]

See, e.g., Horizen Labs Raises $4 Million to Build Sidechain ... - Cointelegraph. (Apr. 11, 2019), from https://cointelegraph.com/news/horizen-labs-raises-4-million-to-build-sidechain-as-a-service-platform.

[76]	As noted above, the Company may receive from the Foundation funds that originated as part of the Treasury Reward, but only in exchange for services provided by the Company.

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In addition to the projects it completes under contract with the Foundation, the Horizen Network works on design partnerships that provide infrastructure for the blockchain industry and the casual gaming space. In other words, the activities of the Company go beyond those that relate to the ZEN digital currency and development of the Horizen Network. For example:

•

In 2020, the Company partnered with Celsius Network, the second-largest lender in the cryptocurrency space, to build a decentralized audit system on the Horizen Network that verifies and cryptographically proves Celsius’ proof-of-reserves in near-real time, without relying on validators or disclosing any customer information. The audit system will be used to verify and prove, among other things, ownership of addresses held by Celsius and interest payments received by Celsius’ users.

•

The Company also partnered with Enigmap, a team of game developers, to jointly develop a generalizable sidechain for gaming. The plan is to release a tournament style game as a pilot in 2021 and thereby allow additional games to be supported on the sidechain.

•

The Company is also working with Sigfox, a firm in the internet of things (IoT) industry, and IOTA, a blockchain dedicated to serving IoT companies, to utilize the Horizen Network so that certain data subject to data privacy protection (e.g., protected health information, personal user data, financial data) can be verified and proved via ZKP, without actually requiring that data to be exposed.

3.	Relationship between the Company and Foundation

The Company and the Foundation are distinct and different entities with different goals and purposes. The Foundation has four directors, co-founders Robert Viglione and Rolf Versluis, and two independent directors. The Company has three directors, co-founders Robert Viglione, Dean Steinbeck and Liat Aaronson. Although Robert Viglione co-founded both entities, and remains active in both organizations, all services the Company performs on behalf of the Foundation are at arms-length terms and approved by the directors, including the independent directors. As noted above, the Company is only one of several third-party developers receiving funds from the Treasury Reward to build Zendoo and engage in development of the Horizen Network.

The Foundation and the Company, along with Digital Currency Group, Inc. (“DCG”), the Sponsor’s parent company, share ownership in Pipeline Marketing, Inc.(“Pipeline”). Pipeline does not have any involvement in the development of the Horizen Network or ZEN. Instead, Pipeline builds and runs online games, promotions and applications on top of the Horizen Network to grow and educate the community of ZEN holders and encourage them to participate more in the network. Pipeline also provides similar services for other blockchains and ecosystem

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participants in exchange for a fee. Pipeline launched in 2020, raising $500,000 in cash from DCG and the Company and receiving certain intellectual property from the Foundation.77

IV.	Howey Applied to ZEN

Below we analyze ZEN under each prong of the Howey test. Although the Treasury Reward and the roles of the Company and Foundation pose complicating factors for the analysis of certain Howey prongs, for the reasons discussed below, while not free from doubt, there are arguments that the Sponsor could make that not all of the necessary elements of Howey are not present with ZEN in its current form, and that therefore ZEN is not an investment contract or security under the federal securities laws.

A.	Investment of Money

The Digital Asset Framework notes that this prong of the Howey test is typically satisfied for digital assets. This may be true for some digital assets that are not entirely generated through mining, but a digital asset that is initially or was initially obtained in all cases through mining such as BTC, presents a different set of facts. While ZEN was initially allocated to existing ZCL holders, rather than mined, because ZCL itself was initially earned through mining, we believe the same argument that applies to BTC with respect to this prong of Howey can similarly be applied to ZEN.

1.	Initial Distribution to ZCL Holders

The SEC may assert that because ZEN was initially distributed to all holders of ZCL, without specific payment in return, this initial distribution resembled an airdrop. The Digital Asset Framework takes an expansive view of the investment of money prong, and asserts that the consideration paid does not necessarily have to be cash, or even monetary in nature, to satisfy this prong of the test.78 The staff believes, for example, that a distribution structure could involve an “investment of money” if an issuer provides tokens to investors in exchange for services “designed to advance the issuer’s economic interests and foster a trading market for its securities.”79 The Digital Asset Framework also suggests that an airdrop could involve an “investment of money” for Howey purposes, because the airdrop benefits the issuer by promoting the circulation of the digital asset and thereby facilitating a trading market.

Even to the extent this analysis is correct, which we believe could be challenged,80 we do not believe it should apply to hard forks in the same manner as airdrops. In an airdrop, a digital

[77]	Pipeline Marketing Inc. - Crunchbase Company Profile & Funding, https://www.crunchbase.com/organization/pipeline-marketing-inc (last accessed Apr. 25, 2021).
[78]	Digital Asset Framework at n.9 (“The lack of monetary consideration for digital assets . . . does not mean that the investment of money prong is not satisfied.”).
[79]

See In re Tomahawk Exploration LLC, Securities Act Rel. 10530 (Aug. 14, 2018) (issuer distributed tokens “for ‘free’” under a “bounty program” in order to stimulate interest in its “initial coin offering” or “ICO”).

[80]

In particular, we note that the Howey case law views an investment of money as having occurred only where a person has “commit[ted] his assets to the enterprise in such a manner as to subject himself to a financial loss.” SEC v. Rubera, 350 F.3d 1084, 1090 (9th Cir. 2003), quoting Hector v. Wiens, 533 F.2d 429, 432 (9th Cir. 1976). There are reasonable arguments under existing Howey case law that the recipients of an airdropped or hard-forked asset such as ZEN did not “invest” money within the meaning of Howey, as they provided no investment capital subject to loss in return for receipt of ZEN.

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asset issuer may create a number of digital assets and airdrop a portion of them, retaining the remainder. In such a case, the issuer benefits from the creation of a broad distribution of the digital asset and the resulting development of a secondary market. But in a hard fork, there is no “issuer,” only a developer who releases a forked version of the code of an existing network. That developer cannot allocate new digital assets for themselves to benefit any more than any other holder of the predecessor asset. Each holder of the predecessor network’s native asset simply has the ability, if they choose to use the new network’s code, to transfer the new asset separately from the predecessor.

2.	Mining of ZEN

To constitute an investment of money, “the person found to have been an investor [must have chosen] to give up a specific consideration in return for a separable financial interest with the characteristics of a security.”81 Holders who receive ZEN through their own mining efforts have not “give[n] up a specific consideration” in exchange for ZEN and thus, as far as these holders are concerned, this prong of the Howey test is not satisfied.

As noted above, except for the initial distribution of ZEN to ZCL holders, like BTC and ZEC, all ZEN are generated by, rather than sold to, “miners” who perform computationally intense cryptographic functions to validate transactions. The concept of mining ZEN is analogous to mining a precious metal. Rather than buying ZEN from an issuer, miners of ZEN, like miners of gold, expend resources and use their own skill to unearth a valuable commodity, which they may hold or sell to others.

Overall, the facts and circumstances surrounding ZEN miners’ efforts to obtain ZEN are not the type of “tangible and definable consideration” courts have found to fulfill the “investment of money” element of the Howey test.82 As the Ninth Circuit has explained, “an investment of money” means “the investor must commit his assets to the enterprise in such a manner as to subject himself to financial loss.”83 In Hector v. Wiens, for example, a promissory note to a bank was an investment of money because “[w]hen the investment went sour, the plaintiff was still liable on the promissory note and hence was subject to financial loss.”84 This is not the case here. Any financial risk to a miner of ZEN is associated with the miner’s independent success at generating ZEN and subsequent decision to sell, hold or use the generated ZEN.

Further, although ZEN may be purchased on the secondary market, to the extent these purchases involve an “investment of money,” these purchases are not relevant to the Howey analysis of whether an instrument is an investment contract. As the Supreme Court has noted, to constitute an investment contract under Howey, a purchaser’s profits must result from “capital appreciation resulting from the development of the initial investment . . . or a participation in earnings resulting from the use of investors’ funds.”85 Because ZEN can only

[81]	Daniel, supra note 7, 439 U.S. 551 at 559 (holding an employee’s exchange of part of his labor for contributions to a pension plan was insufficient to constitute an investment of money).
[82]	Daniel, supra note 7, 439 U.S. at 560 (using “tangible and definable consideration” concept); Uselton v. Commercial Lovelace Motor Freight, Inc., 940 F.2d 564, 575 (10th Cir. 1991) (same).
[83]

See Hector v. Wiens, 533 F.2d 429, 432 (9th Cir. 1976); see also Gary Plastic Packaging v. Merrill Lynch, Pierce, 756 F.2d 230, 239 (2d Cir. 1985) (stating risk of loss requirement results from Marine Bank v. Weaver, 45 U.S. 551 (1982)).

[84]	Wiens, supra note 83, 533 F.2d at 432–33.
[85]	United Hous. Found., Inc. v. Forman, 421 U.S. 837, 852 (1975).

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be created through mining, there was never an “initial investment,” so secondary market purchases of ZEN cannot constitute an “initial investment” or “use of investor funds” that would create an “investment of money” for Howey purposes. Indeed, if secondary cash market purchases of an asset satisfied the first prong of the Howey analysis, any tradable asset, whether or not a security, would satisfy this prong and the prong would lack any analytical justification.

3.	Block Reward

Although all ZEN is initially created through mining, some recipients of ZEN block rewards are not PoW miners. Other recipients of the block reward include Secure Nodes, Super Nodes and the Foundation. We analyze each group separately.

a.	Secure Nodes and Super Nodes

Secure Nodes and Super Nodes should have the same status as miners because in cases where the block reward is allocated in exchange for nonmonetary contributions to the security of the Horizen Network, those contributions also do not represent an investment of money. Secure and Super Nodes of ZEN, like miners of ZEN, expend resources. The only difference is that in addition to computational processing resources, these nodes are also expending resources in the form of obtaining security certificates and satisfying memory, storage and uptime requirements. Nor should the fact that operating a Secure Node or Super Node requires a certain amount of ZEN indicate that there is an investment of money. To the extent this activity could be viewed as potentially resulting in a financial loss, such loss would only be because the node in question has acted maliciously and therefore has had its ZEN taken away in connection with the incentive mechanism that staking serves. Similar to PoW mining, any financial risk to a staking node operator is associated with the node operator’s independent success at generating ZEN and subsequent decision to sell, hold or use the generated ZEN. Thus the type of loss is similar to the loss that a miner could experience, which does not represent the risk of a loss on an investment.

b.	Treasury Reward

The Foundation’s receipt of the Treasury Reward also should not represent an investment of money. The Foundation receives the Treasury Reward to finance future effort and expenditures to support the Horizen Network. As a not-for-profit entity, the Foundation does not seek to generate profits from these financing activities, or from holding ZEN that it believes will appreciate in value. Rather than an investor of money who has committed assets to an investment or otherwise subject itself to risk of loss, the Foundation is better characterized as a recipient of funds which it receives automatically from the Horizen Network, without the need for the Foundation to contribute any of its own funds in return. The Foundation is thus no more an investor in ZEN than any other charitable organization that receives a gift of funds is an investor in its donor.

It may be a different question, however, as to whether employees who receive from the Foundation a portion of the Treasury Reward as a salary or a bonus in lieu of traditional compensation would be regarded as having made an investment of money. The SEC staff could argue that the efforts of these individuals are more similar to the employee contributions in a voluntary and contributory stock ownership plan held to be a security in

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Uselton.86 There, the Tenth Circuit found an investment of money where employees “contribute[] their legal right to a portion of their wages to [their employer] in return for the right to acquire [the employer’s stock through the stock ownership plan] and to participate in [the employer’s] profit-sharing plan.” The employees were thus giving up the “tangible and definable consideration” considered to fulfill this element because, but for their contributions to the plan, the amount of the contributions was guaranteed to be paid to them at the end of every pay cycle. The Sponsor could possibly distinguish this case, however, by noting that Foundation employees are not entitled to any portion of the Foundation’s profits by virtue of holding ZEN, which does not pay dividends or otherwise entitle its holders to distributions.

B.	Common Enterprise

Two separate interpretations of the “common enterprise” factor of the Howey test are used by the federal circuits, the first requiring “horizontal commonality” and the second requiring “vertical commonality.”87 The Digital Asset Framework asserts that in evaluating digital assets, a “common enterprise” typically exists because, in the staff’s experience to date, “the fortunes of digital asset purchasers have been linked to each other or to the success of the promoter’s efforts.”88 In the case of ZEN, however, as explained above, there are reasonable arguments that there has been no investment of money, and thus no “purchaser,” at all, meaning that the Sponsor could at least attempt to argue that there is no horizontal or vertical commonality.

1.	Horizontal Commonality

For a finding of horizontal commonality, parties must pool their money to fund a venture in which they share profits and losses on a pro rata basis.89 For example, horizontal commonality exists where a website pools investors’ funds into a single account and invests those funds in the shares of a “privileged company,” with investors sharing in “the profits and risk of the enterprise.”90 As all ZEN is initially mined either directly through Horizen blockchain coinbase transactions or indirectly through ZCL blockchain coinbase transactions rather than issued, no pooling of investor funds could have occurred for which profits or losses would be shared. Although all holders of ZEN share pro rata in fluctuations in the market price of ZEN, miners and nodes cannot be said to be contributing funds, much less pooling them. The concept of a

[86]

Uselton,, 940 F.2d at 574-75. (“[T]he ‘investment’ may take the form of ‘goods and services,’ or some other ‘exchange of value,’” but nonetheless must be “tangible and definable consideration.” (citations omitted)).

[87]

SEC v. SG Ltd., 265 F.3d 42, 49 (1st Cir. 2001) (citing cases). The Second Circuit, for example, has rejected the broad vertical commonality test for collapsing this element of Howey with the final element and thereby not giving effect to each of the elements identified by the Supreme Court. See, e.g., Revak v. SEC Realty Corp., 18 F.3d 81, 88 (2d Cir. 1994) (“If a common enterprise can be established by the mere showing that the fortunes of investors are tied to the efforts of the promoter, two separate questions posed by Howey—whether a common enterprise exists and whether the investors’ profits are to be derived solely from the efforts of others—are effectively merged into a single inquiry: whether the fortuity of the investments collectively is essentially dependent upon promoter expertise.” (internal quotation marks omitted)). The Digital Asset Framework, in contrast, notes that the SEC “does not require vertical or horizontal commonality per se, nor does it view a ‘common enterprise’ as a distinct element of the term ‘investment contract.’” Digital Asset Framework, supra note 5 at 13 n.10.

[88]	Digital Asset Framework, supra note 5 at 13 n.11.
[89]	See, e.g., SEC v. Infinity Grp. Co., 212 F.3d 180, 188 (3d Cir. 2000).
[90]	SG Ltd., supra note 87, 265 F.3d at 50.

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“common enterprise” is also inapposite when applied to mining and operating a node because miners and nodes compete with each other to obtain ZEN, in contrast to the cooperation among investors in a common enterprise. Indeed, a large number of disparate miners and nodes compete, rather than cooperate, to mine or operate a node for ZEN.

The other manners of acquiring ZEN do not affect the analysis of whether miners or nodes are in the first instance pooling funds. First, and as discussed in [Part III.A.1 above], Secure Nodes and Super Nodes should be viewed in the same manner as miners. In addition, the Foundation may receive ZEN into the Treasury to fund further development efforts, but it does not contribute any of its own funds in order to obtain the ZEN.

2.	Vertical Commonality

The concept of vertical commonality is based on the link between the fortunes of investors and promoters.91 Courts apply two variants of vertical commonality. “Broad” vertical commonality is met where the fortunes of investors depend upon the promoter’s expertise.92 To that end, broad vertical commonality is very similar, if not identical, to the final element of the Howey test regarding reliance on the efforts of others.93 “Strict” vertical commonality is a slightly more rigorous test, requiring that “investors’ fortunes be interwoven with and dependent upon the efforts and success of those seeking the investment or of third parties.”94 This approach requires that “the fortunes of [promoters] and [investors] [be] linked so that they rise and fall together.”95

One can argue that ZEN does not exhibit vertical commonality between investors and promoters under either the broad or strict vertical commonality tests. The fortune of any miner or node is dependent primarily upon the miner’s or node’s own efforts rather than any reliance on the Foundation or Company. As noted earlier, anyone can set up an operation to mine or operate a node for ZEN. The success of an individual’s mining or node operating effort depends upon the miner’s or node operators own skill and good fortune. The ultimate value of ZEN that miners or nodes receive as a reward for their efforts fluctuates in substantial part—as with other commodities—based upon fluctuations in the wider market for the asset. Those fluctuations depend on many factors, as there are many developers, miners, nodes and other parties whose activities potentially affect the utility and value of ZEN.

Secondary-market purchasers of ZEN are also not in vertical commonality with Horizen promoters, including the Foundation or Company. Such purchasers will depend in large part upon market forces and general market demand and sentiment for cryptocurrencies in order to benefit from ownership of ZEN. In addition, fortunes of the Foundation or Company are not necessarily “interwoven” with the fortunes of ZEN holders because the Foundation and Company may have independent value not tied to ZEN. Indeed, as noted above the Company is engaged in several development projects not directly related to ZEN.

Similarly, even if the Foundation or Company were to cease operations or otherwise stop

[91]	SG Ltd., supra note 87, 265 F.3d at 49–50 (internal citations and quotation marks omitted).
[92]	Long v. Shultz Cattle Co., Inc., 881 F.2d 129, 140 (5th Cir. 1989); SEC v Continental Commodities Corp., 497 F.2d 516, 522 (5th Cir., 1974).
[93]	See SEC Realty Corp., supra note 87, 18 F.3d at 88.
[94]	SG Ltd., supra note 87, 265 F.3d at 49.
[95]	Dooner v. NMI Ltd., 725 F.Supp. 153, 159 (1989).

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contributing to zend, third party developers and other organizations would be able to carry on the work of maintaining the software and the competitive mining industry and node operations industry would carry on operating the Horizen Network. More than a third of the Treasury Reward is already distributed to developers other than the Company, suggesting that there is a broad group of developers who would be ready, willing and able to engage in development activities even if the Company were to cease its own development activities. In such a case, the price of ZEN, like that of other commodities, would continue to be set by markets where buyers and sellers base their individual decisions on public information concerning numerous factors they gauge likely to influence the future supply and demand of ZEN.

C.	Expectation of Profits

1.	In General

Whether purchasers of a digital asset have an “expectation of profits”—as opposed to an expectation of actual consumptive use—is a key element under Howey that distinguishes those digital assets that are securities from those that are not. The question of purchasers’ expectations is crucial: “[c]entral to this test is the promotional emphasis of the developer” and whether the developer emphasized the investment or consumptive aspects of the purchase.96

The Digital Asset Framework further confirmed that digital assets with certain types of use or consumption characteristics are less likely to be investment contracts. For example, the staff explained that with respect to a digital asset referred to as a virtual currency, that digital asset is less likely to be security if the digital asset can immediately be used to make payments in a wide variety of contexts, or acts as a substitute for real (or fiat) currency.

As discussed below, ZEN possesses this characteristic, and others, all of which make clear the consumptive purposes and current uses of ZEN.

2.	ZEN’s Use as a Virtual Currency

One of the core functionalities of ZEN, like BTC and ZEC, the digital assets on which it is based, is as a virtual currency. ZEN takes ZEC, and in turn, BTC, and improves upon them. From the start of the Horizen Network, the Horizen protocol’s inclusion of zero-knowledge proofs and associated advancements in cryptography allowed users to make privacy-preserving or “shielded” transactions.97 But in addition to the privacy-preserving financial transactions of ZEC, Horizen additionally added privacy-preserving messaging and publishing.98 This new functionality was available to users immediately upon their obtaining ZEN through mining or transfers from other users on the Horizen Network. Accordingly, ZEN fits comfortably within the

[96]

Aldrich v. McCulloch Properties, Inc., 627 F.2d 1036, 1040 (10th Cir. 1980); see also SEC No-Action Letter, The Ticket Reserve, Inc., 2003 WL 22195093 (Division of Corporation Finance would not recommend enforcement action despite the existence of some profit motive where there was also a consumptive use).

[97]	Payments Journal, StormX, StormX Establishes Strategic Partnership With ZenCash, PAYMENTS JOURNAL (Sep. 21, 2017), https://www.paymentsjournal.com/stormx-establishes-strategic-partnership-zencash/
[98]

Robert Viglione, Rolf Versluis, and Jane Lippencott, Zen White Paper, HORIZEN (May 2017), https://whitepaper.io/document/88/zencash-whitepaper (the “Zen Whitepaper”); Versluis, ZenCash Is Launching As A Harmonious Split With ZClassic At Consensus May 23, HORIZEN (March 22, 2017), https://blog.horizen.global/zen-is-launching-as-a-harmonious-split-with-zclassic-consensus-may/

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Digital Asset Framework’s reference to digital assets that “can immediately be used to make payments in a wide variety of contexts, or acts as a substitute for real (or fiat) currency.”99

Both ZEN and ZEC serve as a store of value100 and, as described above, ZEN adds additional use cases to the privacy added by ZEC to BTC’s existing use cases (e.g., enabling internet commerce, and use as an intermediary currency to facilitate less expensive and faster cross-border remittances).101 Federal courts have held BTC qualifies as “money” for some purposes, on the basis that BTC “acts as a denominator of value, and is used to conduct financial transactions.”102 Though the courts do not yet appear to have considered whether ZEN qualifies as money, given its extensive similarities to BTC in design and use, we believe courts would be likely to hold the same with respect to ZEN. Therefore, unlike the citrus-grove purchasers in Howey, whom the Supreme Court held were “attracted solely by the prospects of a return on their investment,”103 purchasers of ZEN would appear to be attracted by its consumptive use as a currency, not merely as a way to gain exposure to an asset they expect to increase in value.

As noted above, over 60,000 vendors, services, stores and other organizations currently accept ZEN payments.104 For example, in March 2019, in an effort to become entirely cash-free, one of the world’s largest automotive events partnered with Horizen to allow event attendees to exclusively use ZEN to pay for vendors and access to its social media influencers.105

In addition, based on discussions with the Sponsor, the Foundation and the Company, we understand that the quantity of ZEN held in the Shielded Pool tends to be for consumptive use rather than investment because, for technological or other reasons, virtual-currency trading platforms generally do not support106 private transactions from the Horizen Network.107 Given that these ZEN cannot be readily used to trade on secondary markets, it is reasonable to assume

[99]	Digital Asset Framework, supra note 5 at 9 (suggesting that a digital asset with this characteristic is less likely to be a security).
100	Id. (suggesting that a digital asset that “operates as a store of value” is less likely to be a security).
101

See SEC v. Shavers, No. 4:13-CV-416, 2013 WL 4028182, at *1 (E.D. Tex. Aug. 6, 2013) (“Bitcoin was designed to reduce transaction costs, and allows users to work together to validate transactions by creating a public record of the chain of custody of each Bitcoin”).

102	United States v. Faiella, 39 F. Supp. 3d 544, 545 (S.D.N.Y. 2014); see also Shavers, supra note 101, 2013 WL 4028182, at *2.
103	W.J. Howey Co., supra note 4, at 300.
104	Merchant Directory: Places to eat, drink, and shop using ZEN, HORIZEN, https://www.horizen.global/merchants/.
105	Horizen News, Horizen Partners With Hot Import Nights, The World’s Largest Automotive Event, Horizen.Global (Mar. 22, 2019), https://blog.horizen.global/horizen-partners-with-hot-import-nights/.
106

As of the date of this memorandum, and to the best of our knowledge, none of the markets that trades ZEN as reported by CoinMarketCap.com supports shielded transactions. See The Rock Trading, https://www.therocktrading.com/.

107

Shina, Laura, Zcash’s Zooko Wilcox on Why He Believes Privacy Coins Will Be Used More for Good Than Bad, UNCHAINED PODCAST (Mar. 27, 2018) (mins: 37:00 - 41:00, Zooko Wilcox indicating that most exchanges only support “unshielded” (i.e., transparent) transactions due to the computational complexity of “shielded” (i.e., private) transactions.), https://unchainedpodcast.com/zcashs-zooko-wilcox-on-why-he-believes-privacy-coins-will-be-used-more-for-good-than-bad/; Coinbase, ZEC is now available to trade on Coinbase Pro (Updated), THE COINBASE BLOG (Nov. 29, 2018) (“Initially, we will support deposits from both transparent and shielded addresses, but only support withdrawals to transparent addresses.”), https://blog.coinbase.com/zcash-zec-is-launching-on-coinbase-pro-b925309ce09c.

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that owners of this ZEN value their ZEN as a means to maintain financial privacy rather than as a speculative investment to be traded. This conclusion is supported by the fact that as of December 31, 2020 at least 13,209,755, or 72.82%, of ZEN transactions were private, and thus likely made for consumptive, non-investment purposes. This likely understates the use of ZEN for such transactions, given that, ZEN held in the Transparent Pool may also be used for private transactions as well as for trading for other digital assets, some of which may be used to obtain goods or services through other protocols or smart contracts.108

Vendors’ acceptance of ZEN and the quantity of ZEN being used for consumptive purposes illustrates that, unlike many ICO securities that are sold with speculative claims of future consumptive use in a yet-to-be-developed “ecosystem,”109 the valuable, privacy-enabled current consumptive uses of ZEN are apparent to mainstream businesses and individuals. These use cases exist today and are not merely speculation about the future—a key factor noted by then-Director Hinman in differentiating between digital assets that are securities and those that are not.110

As The Economist has recognized, the openness of the BTC ledger represents a “serious barrier” for banks and the privacy-preserving technology underlying Horizen is thus a “promising” alternative.111 Indeed, in 2017 JPMorgan Chase integrated the same privacy solution underlying Horizen into its own proprietary blockchain product.112

Third-party Horizen Network developers have also worked with the Foundation to use ZEN to help assist individuals experiencing economic instability. In 2018 and 2019, Cripto Conserje helped combat the Venezuelan refugee crisis by providing ZEN paper wallets and training on ZEN, operational security, and private key management to refugees and local merchants.113 ZEN is thus a tool that can be used to combat repressive governments around the world. In Venezuela, for example, some of the refugees who were trained to use ZEN and other digital currencies preferred to remain anonymous because they feared reprisal from government forces.114

108	For example, a company may exchange ZEN for Basic Attention Tokens on the Coinbase trading platform, and then use the tokens to pay for advertising on the Brave Browser.
109

See, e.g., Munchee order, supra note 3, at 4 (“While Munchee told potential purchasers that they would be able to use MUN tokens to buy goods or services in the future after Munchee created an ‘ecosystem,’ no one was able to buy any good or service with MUN throughout the relevant period”); Paragon order, supra note 3 at 4 (“a principal of Paragon stated that Paragon, ‘will be using this money to build an entire ecosystem around our token that we’re expecting to bring much more value to the token than what[sic] it’s offered at right now’”); AirFox order, supra note 3 at 3 (“AirFox explained to prospective investors in a blog post that the ‘AirFox browser is still considered “beta” quality and will continue to be improved over the coming months as we execute on the AirToken plan’.”).

110

Hinman, When Howey Met Gary, supra note 9 (explaining that the Howey test as applied to digital assets should consider whether the digital asset (or network or system) is operational as an indication of whether the digital asset has any practical uses other than for speculation on the success of the enterprise).

111	Known Unknown, THE ECONOMIST (Oct. 27, 2016), https://www.economist.com/finance-and-economics/2016/10/27/known-unknown
112	Michael del Castillo, JPMorgan Integrates Zcash Privacy Tech Into Quorum Blockchain, COINDESK (Oct. 17, 2017), https://www.coindesk.com/jpmorgan-integrates-zcash-privacy-tech-enterprise-blockchain.
113

Horizen News, Horizen Teams Up With Cripto Conserje – Refugee Relief And Mass ZEN Adoption In Latin America, Horizen. Global (Jan 11., 2019), https://blog.horizen.global/horizen-and-cripto-conserje-ring-in-the-new-year-with-venezuelan-refugees/; Horizen News, Horizen And Cripto Conserje Ring In The New Year With Venezuelan Refugees, Horizen. Global (Nov. 29, 2018), https://blog.horizen.global/horizen-cripto-conserje-outreach-efforts/.

114	Id.

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3.	ZEN’s Use as a Blockchain Platform like Ethereum

Like Ethereum, Horizen is also intended to be usable as a blockchain platform with applications beyond financial transactions, but – unlike Ethereum – with added privacy preserving features. In fact, the Ethereum Foundation has advocated the incorporation of the privacy characteristics underlying Horizen into the Ethereum Network’s smart contracts.115 These and other uses have led the MIT Technology Review to declare that use of zero-knowledge proofs has the potential to “take blockchains mainstream,” thus opening the door to “many applications beyond finance.”116

Among other real-world uses, Horizen has been used to build a project in Guatemala consisting of a voting center monitor to verify and validate the integrity of election results. Guatemalans were able to take a digital picture of their filled out ballots, create a unique fingerprint of it using a ZEN hash function, and store it on the Horizen public blockchain.117 Similarly, in March 2019, the previously mentioned automotive event company also began plans to use Horizen to design its own native utility token to power on-chain car registrations, voting for car competitions, VR/AR gaming, and rewards for products and services within its ecosystem. 118 Further, in 2020 the Company began building a proof of concept with Celsius Network that will include Bitcoin transactions for institutional customers only and a zero-knowledge proof of a sum of transactions.119 The goal is to add trust and verifiability to the Celsius Network application. Finally, as of the date of this Memorandum, we understand that the Zagreb Stock Exchange in Croatia is engaging the Company for an invoicing project that “lowers friction for financing”. The Company is also exploring a project with Interfactura, Mexico’s largest IT and e-invoicing company for their potential use of the Horizen Network.120

The multiple applications of the Horizen Network in and beyond finance are a testament to its actual consumptive use, rather than solely for speculation. All of these uses of the Horizen Network require the use of ZEN to pay “gas” or transaction fees, and thus result in consumptive uses of ZEN.

115	Christian Reitwiessner, An Update on Integrating Zcash on Ethereum (ZoE), ETHEREUM BLOG (Jan. 19, 2017), https://blog.ethereum.org/2017/01/19/update-integrating-zcash-ethereum/.
116

Mike Orcutt, A Mind-Bending Cryptographic Trick Promises to Take Blockchains Mainstream, MIT TECHNOLOGY REVIEW (Nov. 9, 2017), https://www.technologyreview.com/s/609448/a-mind-bending-cryptographic-trick-promises-to-take-blockchains-mainstream/amp/.

117	Rolf Versluis, Empowering Guatemalan Citizens With Fiscal Digital, Horizen.Global (Jan. 30, 2020), https://blog.horizen.global/empowering-guatemalan-citizens-with-fiscal-digital/
118	Horizen News, Horizen Partners With Hot Import Nights, The World’s Largest Automotive Event, Horizen.Global (Mar. 22, 2019), https://blog.horizen.global/horizen-partners-with-hot-import-nights/.
119

Crypto Lender Celsius Taps Horizen, CoinDesk, (Oct. 30, 2020), https://www.coindesk.com/crypto-lender-celsius-taps-horizen-for-proof-of-reserves-proof-of-concept; Celsius and Horizen to Build Fully Decentralized, Privacy. (Nov. 2, 2020), https://blog.horizen.io/celsius-and-horizen-to-build-fully-decentralized-privacy-preserving-blockchain/.

120

Rakesh Sharma, Horizen: The ‘blockchain of blockchains’ that wants Ethereum’s throne, Decrypt (Dec. 20, 2019), https://decrypt.co/15348/horizen-the-blockchain-of-blockchains-that-wants-ethereums-throne (“[In both these projects] the goal is to have them trust the network instead of participants in a network,” said Viglione.).

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1.	Other Factors Cited in the Digital Asset Framework

As illustrated above, ZEN fits well within the factors cited in the Digital Asset Framework as evidencing digital assets that are unlikely to be securities. Conversely, ZEN lacks many of the features that the staff has said make a digital asset more likely to be a security.

a.	Marketing of ZEN

ZEN appears to be marketed strictly for its consumptive uses,121 rather than for investment potential, thus avoiding giving rise to an investor expectation of profit.122 The Foundation website explains that ZEN users may use ZEN to “to take control of their digital footprint when purchasing goods or services,” and is tailored around how merchants can accept ZEN and developers can build decentralized applications on top of ZEN “on your own chain in any language and protocol.”123

b.	Secondary Trading Market

The Foundation provides information to the public regarding how to acquire ZEN in the secondary market.124 Nonetheless, providing information on how to acquire ZEN should not automatically be viewed as promoting an investment in ZEN. Because only miners and node operators with the technical expertise to mine ZEN can create them, most acquisitions of ZEN, including by users wishing to use ZEN for consumptive purposes, must occur on a secondary market.

The current and valuable uses of ZEN distinguish it from assets at issue in SEC enforcement actions that, in economic reality, had speculative, future uses that appeared incidental to their primary functions as capital-raising devices.125 As with most commodities, there will always

121

Cf. Digital Asset Framework, supra note 5 at 10 (“The digital asset is marketed in a manner that emphasizes the functionality of the digital asset, and not the potential for the increase in market value of the digital asset.”).

122

For example, compare the marketing of ZEN as described in this paragraph with the Paragon order, supra note 3 at 9 (“The White Paper, in fact, emphasized the direct correlation between Paragon’s ability to create the planned “ecosystem” and the future value of PRG tokens”) and the AirFox order, supra note 3 at 6 (“AirFox primarily aimed its promotional efforts for the initial coin offering at digital token investors rather than anticipated users of AirTokens”).

123	Horizen, Overview, https://horizenofficial.atlassian.net/wiki/spaces/ZEN/overview?homepageId=136872178.
124	Horizen Blockchain Foundation, Exchanges (last accessed April 25, 2021), https://www.horizen.global/exchanges/.
125

See, e.g., SEC v. Telegram Group, Inc., No. 19-cv-9439 (S.D.N.Y. March 24, 2020) (faulting Telegram for selling a digital asset known as Grams that purported to be an alternative to fiat currency, without any evidence that Grams were actually usable for such purpose); SEC v. Kik Interactive Inc., No. 19-cv-5244 (S.D.N.Y. Sept. 30, 2020) (casting doubt on Kik’s claims that its digital asset, known as Kin, could in fact be used to pay for everyday digital services; Munchee order, supra note 3, at 4 (“Munchee told potential purchasers that they would be able to use MUN tokens to buy goods or services in the future after Munchee created an ‘ecosystem’”); Paragon order, supra note 3 at 3 (“Proceeds from the offering would be used for the development and implementation of the business model contemplated by the White Paper, and to build an “ecosystem” around the token. The White Paper also stated that the ‘lion’s share’ of the offering proceeds would be spent on real-estate acquisition” AirFox order, supra note 3 at 3 (“AirFox had developed a business plan that included raising capital through the sale of AirTokens”).

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be speculators who attempt to profit from fluctuations in the value of digital assets such as ZEN. The possibility of speculation does not alone fulfill this factor of the Howey test because it does not supplant the fundamental consumptive nature of ZEN.126 Instead, the determinative question is whether the digital asset exists in order to provide actual functionality, or solely as a means to share in the profits generated by a venture.127 In the case of ZEN, its current consumptive uses and functionality point to the former.

D.	Efforts of Others

The final element of the Howey test considers whether “the efforts made by those other than the investor [are] the undeniably significant ones, those essential managerial efforts which affect the failure or success of the enterprise.”128 For this prong, the Digital Asset Framework suggests that one look to the Active Participants (“APs”) of a given digital asset network.129

Profit received by miners and node operators of ZEN depends primarily upon their own entrepreneurial effort and skill and not any AP. While holders of ZEN who purchased it on secondary markets and the Foundation that receives ZEN in the form of the Treasury Reward may expect that an amorphous group of individuals and firms will continue to mine and operate nodes for ZEN and create consumptive uses for ZEN, to the extent this potential activity affects ZEN’s market value, it is not the type of reliance on any AP’s “essential managerial efforts” that would fulfill this factor.130 Indeed, because ZEN’s utility has already been established whether or not this future activity even occurs, it seems just as likely that current purchasers of ZEN are not relying on future efforts of anyone at all.

1.	Efforts of the Foundation and the Company

If the SEC were to claim that ZEN is a security, they would likely argue that the Foundation and the Company are APs upon which holders of ZEN are relying. This argument has some initial

126

See Sinva, Inc. v. Merrill, Lynch, Pierce, Fenner & Smith, Inc., 253 F. Supp. 359, 367 (S.D.N.Y. 1966) (“The mere presence of a speculative motive on the part of the purchaser or seller does not evidence the existence of an ‘investment contract’ within the meaning of the securities acts. In a sense anyone who buys or sells a horse or an automobile hopes to realize a profitable ‘investment.’). See also Balestra v. ATBCOIN LLC, 380 F. Supp. 3d 340, 355 (S.D.N.Y. 2019) (“Defendants are correct that ‘[t]he mere presence of a speculative motive on the part of the purchaser or seller does not evidence the existence of an investment contract’”) (quoting Sinva).

127

SG Ltd., supra note 87, 265 F.3d at 54 (stating the determinative question is whether the consumptive use is merely incidental to the investment transaction or whether the investing aspect is merely incidental to the consumptive use); see also Forman, supra note 85, 421 U.S. at 853 & n.18 (explaining there is a critical distinction between (i) leaseholds sold with the promise of exploratory oil drillings held to be a security in SEC v. C. M. Joiner Leasing Corp., 320 U.S. 344, 348 (1943), and (ii) simple leaseholds, “because the exploratory drillings gave the investments ‘most of their value and all of their lure.’”).

128	SEC v. Glenn W. Turner Enterprises, Inc., 474 F.2d 476, 482 (9th Cir. 1973).
129	Digital Asset Framework, supra note 5 at 3 (defining APs to include “a promoter, sponsor or other third parties”).
130

Compare id. at 482 (holding purchaser’s efforts to recruit other people into the investment scheme did not mean the “essential managerial efforts which affect the failure or success of the enterprise” were not done by the seller because the efforts of the seller were nonetheless the “sine qua non of the scheme”) with SEC v. Belmont Reid & Co., Inc., 794 F.2d 1388, 1391 (9th Cir. 1986) (holding contract to sell gold for future delivery was not a security because the buyers’ profits depended upon the world gold market and not any particular skill of the seller) and Noa v. Key Futures, Inc., 638 F.2d 77, 79 (9th Cir. 1980) (holding sale of silver bars was not an investment contract because “[o]nce the purchase of silver bars was made, the profits to the investor depended upon the fluctuations of the silver market, not the managerial efforts of [the sellers].”).

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appeal, given that, as compared to other digital assets at more advanced stages of managerial decentralization, the Company and the Foundation are more actively involved in continuing to develop the Horizen Network and improve its functionality, which could result in increases in the value of ZEN. Nonetheless, there are arguments that this fact alone should not cause ZEN to be deemed to be a security, in light of the actual roles that these entities play, limitations on their control, and the reasonableness of relying on their continued efforts.

a.	The Foundation

The Foundation is involved in the development of the Horizen Network, mainly in the form of hiring third-party developers to develop the network and then monitoring the activities of those developers. This involvement is not materially different from the involvement of other groups in the development of assets that the SEC staff do not regard as securities. For example, similar to the Foundation’s role with respect to ZEN, the Ethereum Foundation currently controls a significant allocation of ETH, and uses that ETH to fund the development of Ethereum-related technologies.131 It is true that the Ethereum Foundation received its allocation of ETH all at once, as opposed to the Foundation’s continued entitlement to the receipt of ZEN as part of the Treasury Reward. But if this distinction is meaningful at all, it does not seem to indicate ZEN would be a security when ETH is not—the ETH which the Ethereum Foundation received was ETH that was distributed in an ICO, while the ZEN which the Foundation is entitled to receive will be generated through mining.

Moreover, many of the improvements to the Horizen Network actually derive from upstream BTC and Zcash contributions rather than from any efforts of the Foundation. To the extent there are essential tasks or responsibilities performed or expected to be performed by a decentralized community of network users on the Bitcoin Network, the Horizen Network should be viewed as equally decentralized.

For example, although only members of the Foundation and Company currently have commit access to the main reference implementation for Horizen on GitHub, this arrangement does not differ from that of other digital assets, such as BTC or ETH, wherein an identified group of individuals are the sole participants who have commit access to a Github repository widely regarded as the primary reference implementation of the digital asset’s client software. As described above, for BTC, a group of core developers, known as Bitcoin Core, has ultimate control over reviewing and implementing BIPs into Bitcoin Core, the most commonly used BTC client. Therefore, to the extent the Foundation is an AP that participates in the continued development and improvement of the Horizen Network, it does not have a role that differs from similar APs of other digital assets that are not securities.

Further, all of the code for zend is public and therefore auditable, and nothing stops a third party from using the existing zend code to maintain a parallel client. Nonetheless, the Foundation limits the ability of the public to edit the zend code directly for practical and security reasons, including preventing malicious actors from inserting harmful code (e.g., backdoors) into the version of the zend code that it endorses. Any other software programmer can publish any version of a Horizen

131

“The Ethereum Foundation (EF) is a non-profit organization dedicated to supporting Ethereum and related technologies. . . . Our role is to allocate resources to critical projects, to be a valued voice within the Ethereum ecosystem, and to advocate for Ethereum to the outside world.” See https://ethereum.org/en/.

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client that it wishes, and users are free to select which client to use. The limited ability to edit the zend code on GitHub merely indicates that this is the version the Foundation views as trustworthy. Although the Foundation’s confirmation that a particular implementation is trustworthy may be helpful, no users can rely on the Foundation to continue to maintain and upgrade that implementation. Further, nothing would prevent a third party from maintaining a parallel implementation of the zend code.

Additionally, aside from its involvement in the main Horizen implementation and in making the repairs and updates as described above, the Foundation generally does not take the actions described in the staff’s Digital Asset Framework as being indicative of the “efforts of others.” For instance, the Digital Asset Framework suggests that where an AP owns or controls intellectual property, this will lead purchasers of a digital asset to expect that the AP will undertake efforts to promote its own interests and enhance the value of the digital asset. Notably, neither the Foundation nor any other AP owns an exclusive copyright or patent to the zend source code. All source code is publicly released under open source licenses—and has been copied and reused by competing networks. Zend has been forked 135 times by users unaffiliated with the Foundation and the Company, and approximately 198 unaffiliated developers contributed to 10,315 commits to the Horizen Network ultimately made by the Foundation or its delegees. Forks, clones, and third-party contributions of the Horizen Network indicate a significant level of decentralization.

Though certain developers are employed by or otherwise affiliated with the Foundation, and these entities may promote the use of the Horizen Network through outreach, the Horizen Network would likely continue to function and ZEN would likely continue to have value even if the Foundation ceased to have any continuing involvement or ceased to exist. This fact is acknowledged by the Foundation. For example, although the Foundation “maintains the ZEN reference client,” ZEN users are told that there are alternative third-party wallets available to consider.132 As previously noted, the Foundation also supports the ZenIP Process, which gives third-party contributors an even more active role in the development of zend. Ultimately, the Foundation can only make suggestions reflected in the reference zend client; it is up to the multitude of ZEN users to decide whether these suggestions should be implemented by downloading and updating the version of the software they choose to use.

The existence of the Treasury Reward does complicate this analysis, as it may give ZEN holders a basis to expect that the Foundation will continue to engage in efforts that benefit the Horizen Network. One could argue, however, that in disbursing these funds to third-party developers, the Foundation is merely acting as a conduit for the decentralized Horizen community and not engaging in any “entrepreneurial or managerial” efforts of its own. If the Foundation exercised its own judgment in place of the community’s preferences, the active and engaged group of developers would likely fork the code yet again to eliminate or alter the Treasury Reward. Further, this conduit function is explicitly temporary, negating any reasonable expectation of long-term efforts, as the management of the Treasury and decision-making regarding disbursements is anticipated to shift to be controlled by a Treasury DAO in the near future.

b.	The Company

The activities of the Company similarly do not appear to be sufficient “efforts of others” upon which ZEN holders could rely. Although it is true that the Company is building tools and

132	“ZEN Wallets—Horizen.” https://horizen.io/wallets/. Accessed 1 May. 2021.

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applications that will ultimately benefit the Horizen Network, the Company’s efforts could easily be replaced by other groups should the Company cease operating. At this point, the Company is essentially just one of several vendors to the Foundation, and the Foundation could hire a different vendor if it so chose, and the Company could elect not to continue to act as a vendor for the Foundation. The Company could build technology or services on other blockchain networks and, as discussed above, the Company has done just that. This lends further support to the argument that ZEN holders could not reasonably rely on the efforts of the Company, given that the Company could plausibly shift at any time to focusing to a greater extent on these non-ZEN activities.

2.	Efforts of Other APs

The Horizen community is a large, loosely organized community of developers, users, miners and node operators who continue to maintain and improve the software running the Horizen Network. Though some developers have been identified with Horizen for a length of time, individual developers can, and do, drop in and out of the project. There are over approximately 20,000 unique individuals operating 42,946 Secure Nodes and 3,712 Super Nodes as of Feb 15, 2021. A large number of separate mining groups and node operators actively mine and operate nodes for ZEN, with none having sufficient power to control the network individually and none associated with the Company, as the Company stated that it does not mine ZEN.133 Any entrepreneurial or managerial discretion that developers, including those affiliated with the Company, may attempt to exercise over the network would be constrained by the community itself, which cuts against the proposition that ZEN holders could reasonably rely on the Company. Just as with BTC and ZEC, changes proposed by the Company’s developers must be adopted by Horizen Network participants to have any purchase and may in fact be rejected.

Further, holders of ZEN cannot reasonably rely upon the continued efforts of developers, as no developers are under any commitment to continue to engage in development efforts. If a sufficient coalition of users agree, they could alter the Horizen Network in any way they see fit. In fact, the Horizen Network is the result of just that, whereby a group of developers decided to alter the parent network, ZCL, which itself was the result of a group of developers that decided to alter their parent network, Zcash.134 Similarly, much like the Bitcoin, Ethereum and Zcash Networks, the Horizen Network is sufficiently decentralized such that hard forks that would split the blockchain are regularly proposed, with competing developers suggesting different visions for the network and mining groups needing to determine whether or not to implement proposed changes to the protocol.

That the Horizen Network may be further developed and improved should not be taken as an indication that users of ZEN are reliant upon the efforts of others. Ongoing improvements and repairs to the functioning of a digital asset network do not imply that the network was previously

133	See id.
134

Rhett Creighton, Zcash Miners: Stop Paying 20% Genius Tax, DECENTRALIZE TODAY (Oct. 30, 2016), https://decentralize.today/zcash-miners-stop-paying-20-genius-tax-486d9f40884f; Ycash Foundation, Announcing Ycash, The First “Friendly Fork” of the Zcash Blockchain, MEDIUM (Apr. 11, 2019), https://medium.com/@YcashFoundation/announcing-ycash-the-first-friendly-fork-of-the-zcash-blockchain-ac386ed6368c.

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less than fully functional. All digital asset networks, including those of BTC135, ETH136 and ZEN are maintained, repaired and updated—as is virtually all deployed software. If no AP any longer updated the Horizen protocol, the Horizen community would make the network functional or successful.

For this reason, the Sponsor could argue that forthcoming improvements to the Horizen Network, even potentially significant ones, do not imply that the network was not fully functional at launch.

V.	Conclusion

The SEC could claim that ZEN is a security on the basis that holders would rely on the efforts of the Foundation or the Company. Even so, while not free from doubt, the Sponsor could make arguments to the contrary that, in light of the full facts and circumstances, ZEN does not meet all the elements of Howey such that it would be an investment contract.

In particular (i) ZEN and its predecessor asset were and are generated entirely through mining – there was no ICO or other capital raising event; (ii) ZEN was fully functional when launched and remains functional – ZEN is not an asset used solely to speculate on future functionality; (iii) ZEN has actual real-world usage and utility, as a payment instrument and secured messaging platform; (iv) ZEN has not been marketed as an investment, and has actual existing utility and usage; and (v) while the Foundation and Company play a role in the development of the network, there is no assurance of their continued involvement in the project – actual control of the network belongs to a distributed group of miners and users, each of which can elect whether to accept any changes to the network code. These facts could be used by the Sponsor to argue that there has not been any investment of money, that holders of ZEC should not reasonably expect profits, but instead hold ZEN for consumptive purposes, and that, even if ZEN holders were to expect any profits, it would not be reasonable for ZEN holders to rely on the efforts of an identifiable third-party party to help generate such profits.

135

Alyssa Hertig, Bitcoin’s Next Big Software Upgrade to Feature New Language for Crypto Keys, Coindesk.com (Sep. 1, 2018), https://www.coindesk.com/bitcoins-next-big-software-upgrade-to-feature-new-language-for-crypto-keys; Ian Edwards, Roadmap to Bitcoin Developments, MEDIUM (Mar. 24, 2018), https://medium.com/@ianedws/roadmap-to-bitcoin-developments-f7af59b6d122.

136

Christine Kim, Ethereum Upgrades as Hard Forks Activate on Blockchain, COINDESK (Feb. 28, 2019), https://www.coindesk.com/ethereum-upgrades-as-hard-forks-constantinople-and-st-petersburg-activate-on-blockchain.